SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	7
Statement of Cash Flows (Indirect Method)	8
Statement of Changes in Equity
01/01/2023 to 06/30/2023	10
01/01/2022 to 06/30/2022	11
Statement of Value Added	12
Comments on the Company’s Performance
13
Notes to the Quarterly Information	23
Comments on the Company’s Projections	82
Other Information Deemed as Relevant by the Company	83
Reports and Statements
Unqualified Reports on Special Review	85
Executive Officers’ Statement on the Financial Statements	86
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Unit)	06/30/2023
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2023	12/31/2022
1	Total Assets	57,453,621	57,207,765
1.01	Current Assets	6,262,207	7,284,664
1.01.01	Cash and Cash Equivalents	1,327,173	1,867,485
1.01.02	Financial Investments	929,178	1,677,873
1.01.02.03	Financial Investments Valued at Amortized Cost	929,178	1,677,873
1.01.03	Accounts Receivable	3,520,517	3,268,367
1.01.03.01	Trade Receivables	3,300,714	3,062,574
1.01.03.02	Other Receivables	219,803	205,793
1.01.03.02.01	Related-Party Balances	219,803	205,793
1.01.04	Inventories	120,614	124,247
1.01.06	Recoverable Taxes	244,820	242,906
1.01.06.01	Current Recoverable Taxes	244,820	242,906
1.01.08	Other Current Assets	119,905	103,786
1.01.08.03	Other	119,905	103,786
1.01.08.03.01	Restricted Cash	37,873	37,474
1.01.08.03.20	Other Assets	82,032	66,312
1.02	Noncurrent Assets	51,191,414	49,923,101
1.02.01	Long-Term Assets	10,219,214	10,105,800
1.02.01.04	Accounts Receivable	216,758	215,234
1.02.01.04.01	Trade Receivables	216,758	215,234
1.02.01.09	Receivables from Related Parties	951,059	950,950
1.02.01.09.03	Receivables from Controlling Shareholders	951,059	950,950
1.02.01.10	Other Noncurrent Assets	9,051,397	8,939,616
1.02.01.10.04	Escrow Deposits	195,530	170,093
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	5,138	9,193
1.02.01.10.06	Contract Asset	8,674,300	8,613,968
1.02.01.10.20	Other Assets	176,429	146,362
1.02.02	Investments	201,609	157,491
1.02.02.01	Equity Interest	154,907	110,765
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	122,660	104,666
1.02.02.01.04	Other Investments	32,247	6,099
1.02.02.02	Investment Properties	46,702	46,726
1.02.03	Property, Plant and Equipment	371,209	338,939
1.02.04	Intangible Assets	40,399,382	39,320,871
1.02.04.01	Intangible Assets	40,399,382	39,320,871
1.02.04.01.01	Concession Agreements	1,096,830	1,151,365
1.02.04.01.02	Program Contracts	20,244,037	19,602,451
1.02.04.01.03	Service Contracts	18,466,610	17,870,451
1.02.04.01.04	Software License of Use	546,209	595,404
1.02.04.01.05	Right of Use	45,696	75,052
1.02.04.01.06	Right of Use – Investments	0	26,148

PAGE: 2 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2023	12/31/2022
2	Total Liabilities	57,453,621	57,207,765
2.01	Current Liabilities	6,449,973	6,657,342
2.01.01	Social and Labor Obligations	900,340	498,504
2.01.01.01	Social Obligations	38,741	64,801
2.01.01.02	Labor Obligations	861,599	433,703
2.01.02	Suppliers	256,679	430,946
2.01.02.01	Domestic Suppliers	256,679	430,946
2.01.03	Tax Obligations	232,698	293,461
2.01.03.01	Federal Tax Obligations	227,138	282,820
2.01.03.01.01	Income Tax and Social Contribution Payable	112,882	0
2.01.03.01.02	Pis-Pasep and Cofins Payable	22,069	134,624
2.01.03.01.03	INSS (Social Security Contribution) Payable	45,371	44,515
2.01.03.01.20	Other Federal Taxes	46,816	103,681
2.01.03.03	Municipal Tax Obligations	5,560	10,641
2.01.04	Borrowings and Financing	2,578,954	2,245,960
2.01.04.01	Borrowings and Financing	1,302,238	1,389,864
2.01.04.01.01	In Local Currency	1,057,778	1,077,277
2.01.04.01.02	In Foreign Currency	244,460	312,587
2.01.04.02	Debentures	1,181,049	739,534
2.01.04.03	Financing through Lease	95,667	116,562
2.01.05	Other Liabilities	1,462,216	2,264,433
2.01.05.01	Payables to Related Parties	1,694	1,694
2.01.05.01.03	Payables to Controlling Shareholders	1,694	1,694
2.01.05.02	Other	1,460,522	2,262,739
2.01.05.02.01	Dividends and Interest on Capital Payable	709	741,725
2.01.05.02.04	Services Payable	588,456	723,242
2.01.05.02.05	Refundable Amounts	28,358	30,885
2.01.05.02.06	Program Contract Commitments	61,381	100,188
2.01.05.02.07	Public-Private Partnership - PPP	207,467	222,413
2.01.05.02.09	Indemnities	9,217	8,556
2.01.05.02.20	Other Liabilities	564,934	435,730
2.01.06	Provisions	1,019,086	924,038
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	676,323	510,807
2.01.06.01.01	Tax Provisions	35,905	34,382
2.01.06.01.02	Pension Plan and Labor Obligations	497,074	385,580
2.01.06.01.04	Civil Provisions	143,344	90,845
2.01.06.02	Other Provisions	342,763	413,231
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	3,074	15,289
2.01.06.02.04	Provisions for Customers	127,361	141,491
2.01.06.02.05	Provisions for Suppliers	212,328	256,451
2.02	Noncurrent Liabilities	22,256,087	23,216,890
2.02.01	Borrowings and Financing	16,126,235	16,712,711
2.02.01.01	Borrowings and Financing	9,328,523	9,167,759
2.02.01.01.01	In Local Currency	7,097,236	6,704,588
2.02.01.01.02	In Foreign Currency	2,231,287	2,463,171
2.02.01.02	Debentures	6,487,071	7,202,296

PAGE: 3 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2023	12/31/2022
2.02.01.03	Financing through Lease	310,641	342,656
2.02.02	Other Liabilities	5,378,693	5,628,155
2.02.02.02	Other	5,378,693	5,628,155
2.02.02.02.04	Pension Plan Obligations	2,135,644	2,150,191
2.02.02.02.05	Program Contract Commitments	12,566	12,197
2.02.02.02.06	Public-Private Partnership - PPP	2,616,942	2,736,768
2.02.02.02.07	Indemnities	15,932	17,508
2.02.02.02.08	Labor Obligations	130,913	1,620
2.02.02.02.09	Deferred Cofins/Pasep	162,591	159,723
2.02.02.02.20	Other Liabilities	304,105	550,148
2.02.03	Deferred Taxes	101,914	189,278
2.02.03.01	Deferred Income Tax and Social Contribution	101,914	189,278
2.02.03.01.01	Deferred Income Tax and Social Contribution	101,914	189,278
2.02.04	Provisions	649,245	686,746
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	191,074	291,317
2.02.04.01.01	Tax Provisions	40,900	29,113
2.02.04.01.02	Pension Plan and Labor Obligations	143,397	254,718
2.02.04.01.04	Civil Provisions	6,777	7,486
2.02.04.02	Other Provisions	458,171	395,429
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	454,059	391,547
2.02.04.02.04	Provisions for Customers	3,503	3,306
2.02.04.02.05	Provisions for Suppliers	609	576
2.03	Equity	28,747,561	27,333,533
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	12,078,963	12,155,890
2.03.04.01	Legal Reserve	1,688,428	1,688,428
2.03.04.08	Additional Dividend Proposed	0	76,927
2.03.04.10	Reserve for Investments	10,390,535	10,390,535
2.03.05	Retained Earnings/Accumulated Losses	1,490,955	0
2.03.06	Equity Valuation Adjustments	177,643	177,643

PAGE: 4 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		04/01/2023 to 06/30/2023	Year	Previous Year	Year
			01/01/2023 to 06/30/2023	04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022
3.01	Revenue from Sales and/or Services	6,154,537	11,852,906	5,265,400	10,135,790
3.02	Cost of Sales and/or Services	-4,210,675	-7,864,398	-3,531,903	-6,648,289
3.02.01	Cost of Sales and/or Services	-2,975,843	-5,476,551	-2,402,428	-4,651,293
3.02.02	Construction Costs	-1,234,832	-2,387,847	-1,129,475	-1,996,996
3.03	Gross Profit	1,943,862	3,988,508	1,733,497	3,487,501
3.04	Operating Expenses/Income	-872.981	-1,525,154	-819,385	-1,439,311
3.04.01	Selling Expenses	-502,663	-891,125	-486,457	-860,738
3.04.01.01	Selling Expenses	-285,237	-510,894	-233,525	-430,112
3.04.01.02	Allowance for Doubtful Accounts	-217,426	-380,231	-252,932	-430,626
3.04.02	General and Administrative Expenses	-430,852	-715,530	-341,202	-594,994
3.04.04	Other Operating Income	58,609	78,960	13,562	23,870
3.04.04.01	Other Operating Income	64,563	87,608	14,937	26,342
3.04.04.02	Cofins and Pasep	-5,954	-8,648	-1,375	-2,472
3.04.05	Other Operating Expenses	-8,122	-13,840	-11,211	-18,955
3.04.06	Equity Pickup	10,047	16,381	5,923	11,506
3.05	Income before Financial Result and Taxes	1,070,881	2,463,354	914,112	2,048,190
3.06	Financial Result	-14,047	-273,576	-324,374	15,750
3.06.01	Financial Revenue	205,173	424,292	230,160	429,173
3.06.01.01	Financial Revenue	214,329	444,437	239,441	449,484
3.06.01.02	Exchange Variation Gains	772	571	1,853	590
3.06.01.03	Cofins and Pasep	-9,928	-20,716	-11,134	-20,901
3.06.02	Financial Expenses	-219,220	-697,868	-554,534	-413,423
3.06.02.01	Financial Expenses	-482,929	-1,045,400	-489,726	-942,744
3.06.02.02	Exchange Variation Losses	263,709	347,532	-64,808	529,321
3.07	Profit before Taxes on Income	1,056,834	2,189,778	589,738	2,063,940
3.08	Income Tax and Social Contribution	-313,091	-698,823	-167,280	-665,943
3.08.01	Current	-402,699	-786,187	-180,174	-669.679
3.08.02	Deferred	89,608	87,364	12,894	3,736

PAGE: 5 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		04/01/2023 to 06/30/2023	Year	Previous Year	Year
			01/01/2023 to 06/30/2023	04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022
3.09	Net Income from Continuing Operations	743,743	1,490,955	422,458	1,397,997
3.11	Profit/Loss for the Period	743,743	1,490,955	422,458	1,397,997
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.08812	2.18132	0.61807	2.04532
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.08812	2.18132	0.61807	2.04532

PAGE: 6 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		04/01/2023 to 06/30/2023	Year	Previous Year	Year
			01/01/2023 to 06/30/2023	04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022
4.01	Net Income for the Period	743,743	1,490,955	422,458	1,397,997
4.03	Comprehensive Income for the Period	743,743	1,490,955	422,458	1,397,997

PAGE: 7 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 06/30/2023	01/01/2022 to 06/30/2022
6.01	Net Cash from Operating Activities	1,513,027	1,763,870
6.01.01	Cash from Operations	5,151,233	4,353,847
6.01.01.01	Profit before Income Tax and Social Contribution	2,189,778	2,063,940
6.01.01.02	Provision and Inflation Adjustments on Provisions	196,776	196,108
6.01.01.04	Finance Charges from Customers	-196,290	-192,460
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets, and Investment Properties Written-off	5,304	6,132
6.01.01.06	Depreciation and Amortization	1,327,916	1,187,911
6.01.01.07	Interest on Borrowings and Financing Payable	616,940	467,713
6.01.01.08	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	-238,972	-367,162
6.01.01.09	Interest and Inflation Adjustments on Liabilities	11,586	16,962
6.01.01.10	Interest and Inflation Adjustments on Assets	-123,034	-23,479
6.01.01.11	Allowance for Doubtful Accounts	380,231	430,626
6.01.01.12	Provision for Consent Decree (TAC) and Separation Incentive Program (PDI)	529,245	-650
6.01.01.13	Equity Pickup	-16,381	-11,506
6.01.01.14	Interest and Inflation Adjustment - PPP	245,427	245,923
6.01.01.15	Other Adjustments	13,816	7,639
6.01.01.16	Transfer to the São Paulo Municipal Government	159,970	277,747
6.01.01.17	Construction Margin on Intangible Assets Arising from Concession Agreements	-54,921	-45,930
6.01.01.18	Pension Plan Obligations	103,842	94,333
6.01.02	Changes in Assets and Liabilities	-2,129,560	-1,354,538
6.01.02.01	Trade Receivables	-407,986	-430,272
6.01.02.02	Related-Party Balances and Transactions	4,834	-13,148
6.01.02.03	Inventories	3,633	-9,373
6.01.02.04	Recoverable Taxes	-1,914	-11,109
6.01.02.05	Other Assets	-36,865	-17,477
6.01.02.06	Escrow Deposits	-17,109	3,418
6.01.02.08	Trade Payables and Contractors	-411,979	-223.755
6.01.02.09	Social and Labor Obligations	1,847	33,207
6.01.02.10	Pension Plan Obligations	-118,389	-110,672
6.01.02.11	Taxes and Contributions Payable	-240,857	-64,599
6.01.02.12	Services Payable	-294,756	-165,337
6.01.02.13	Other Obligations	-473,658	-209,921
6.01.02.14	Provisions	-139,229	-136,721
6.01.02.15	Deferred Cofins/Pasep	2,868	1,221
6.01.03	Other	-1,508,646	-1,235,439
6.01.03.01	Interest Paid	-902,553	-574,784
6.01.03.02	Income Tax and Social Contribution Paid	-606,093	-660,655
6.02	Net Cash from Investing Activities	-723,812	-1,077,680
6.02.01	Acquisition of Contract Asset and Intangible Assets	-1,505,652	-1,494,633
6.02.02	Acquisition of Property, Plant and Equipment	-40,286	-22,800
6.02.03	Investments	-6,304	0
6.02.04	Restricted Cash	-399	-3,125

PAGE: 8 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 06/30/2023	01/01/2022 to 06/30/2022
6.02.07	Financial Investments	828,829	442,878
6.03	Net Cash from Financing Activities	-1,329,527	-760.550
6.03.01	Funding	833,095	1,181,233
6.03.02	Amortization	-917,982	-1,007,862
6.03.03	Payment of Interest on Capital	-823,671	-603,541
6.03.04	Public-Private Partnership - PPP	-380,199	-316,230
6.03.05	Program Contract Commitments	-40,770	-14,150
6.05	Increase (Decrease) in Cash and Cash Equivalents	-540,312	-74,360
6.05.01	Opening Balance of Cash and Cash Equivalents	1,867,485	717,929
6.05.02	Closing Balance of Cash and Cash Equivalents	1,327,173	643,569

PAGE: 9 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity – 01/01/2023 to 06/30/2023

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.03	Restated Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.04	Capital Transactions with Partners	0	0	-76,927	0	0	-76,927
5.04.08	Additional Minimum Dividends, approved	0	0	-76,927	0	0	-76,927
5.05	Total Comprehensive Income	0	0	0	1,490,955	0	1,490,955
5.05.01	Net Income for the Period	0	0	0	1,490,955	0	1,490,955
5.07	Closing Balances	15,000,000	0	12,078,963	1,490,955	177,643	28,747,561

PAGE: 10 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2022 to 06/30/2022

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.03	Restated Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.04	Capital Transactions with Partners	0	0	-55,630	0	0	-55,630
5.04.08	Additional Minimum Dividends, approved	0	0	-55,630	0	0	-55,630
5.05	Total Comprehensive Income	0	0	0	1,397,997	0	1,397,997
5.05.01	Net Income for the Period	0	0	0	1,397,997	0	1,397,997
5.07	Closing Balances	15,000,000	0	9,829,855	1,397,997	46,374	26,274,226

PAGE: 11 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 06/30/2023	01/01/2022 to 06/30/2022
7.01	Revenue	12,251,695	10,388,334
7.01.01	Goods, Products, and Services Sold	10,101,550	8,749,692
7.01.02	Other Revenue	87,608	26,342
7.01.03	Revenue from Construction of Own Assets	2,442,768	2,042,926
7.01.04	Allowance for/Reversal of Doubtful Accounts	-380,231	-430,626
7.02	Inputs Acquired from Third Parties	-5,142,514	-4,598,509
7.02.01	Costs of Goods, Products and Services Sold	-4,382,630	-3,891,503
7.02.02	Materials, Electricity, Outsourced Services, and Others	-746,044	-688,051
7.02.04	Other	-13,840	-18,955
7.03	Gross Value Added	7,109,181	5,789,825
7.04	Retentions	-1,327,916	-1,187,911
7.04.01	Depreciation, Amortization, and Depletion	-1,327,916	-1,187,911
7.05	Net Value Added Produced	5,781,265	4,601,914
7.06	Value Added Received in Transfer	461,389	461,580
7.06.01	Equity Pickup	16,381	11,506
7.06.02	Financial Revenue	445,008	450,074
7.07	Total Value Added to Distribute	6,242,654	5,063,494
7.08	Value Added Distribution	6,242,654	5,063,494
7.08.01	Personnel	1,921,998	1,281,549
7.08.01.01	Direct Compensation	1,496,151	921,256
7.08.01.02	Benefits	348,743	286,789
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	77,104	73,504
7.08.02	Taxes, Fees, and Contributions	1,771,249	1,678,239
7.08.02.01	Federal	1,651,517	1,564,208
7.08.02.02	State	86,041	81,906
7.08.02.03	Municipal	33,691	32,125
7.08.03	Value Distributed to Providers of Capital	1,058,452	705,709
7.08.03.01	Interest	1,043,692	693,345
7.08.03.02	Rentals	14,760	12,364
7.08.04	Value Distributed to Shareholders	1,490,955	1,397,997
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	1,490,955	1,397,997

PAGE: 12 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

Highlights

In 2Q23, Adjusted EBITDA totaled R$ 2,220.8 million, up by R$ 710.9 million (+47.1%) over the R$ 1,509.9 million reported in 2Q22, excluding the effects of the Separation Incentive Program - PDI. Consequently, the EBITDA margin adjusted to the PDI reached 36.1% compared to 28.7%, and the adjusted EBITDA margin (excluding both the PDI and the construction revenue) reached 45.4% compared to the 36.7% reported in 2Q22.

Including the effects of the PDI, adjusted EBITDA totaled R$ 1,691.2 million, up by R$ 181.3 million (+12.0%) over the R$ 1,509.9 million reported in 2Q22.

Excluding the provision for the PDI, net income came to R$ 1,273.3 million in 2Q23, up by R$ 850.9 million (+201%). Including the effect of the PDI, net income came to R$ 743.7 million in 2Q23, compared to the R$ 422.4 million reported in 2Q22, an increase of R$ 321.3 million (+76.1%).

Revenue from sanitation services

Increase of R$ 740.8 million (+16.6%), impacted by (i) an average impact of 11.9%, resulting from the tariff adjustments of 12.8% implemented since May 2022 and 9.6% implemented since May 2023; (ii) a 2.6% increase in total billed volume; and (iii) a higher average tariff due to the increase in ranges with higher consumption in the residential category.

Separation Incentive Program - PDI

In June 2023, the Company implemented the PDI to pacifically reduce the workforce. The deadline for registrations in the PDI was from June 1 to 30, 2023, and had the adhesion of 1,862 employees, whose employment terminations are being analyzed and will occur from July 1, 2023 to June 30, 2024.

In 2Q23, the Company recorded a provision of R$ 529.6 million for the indemnity incentives of the employees who joined the PDI, with a payback slightly higher than 12 months.

Impacts from the exchange variation

In 2Q23, there was a positive exchange variation, with a YoY impact of R$ 328.5 million, due to the depreciation of the U.S. Dollar and the Yen in 2Q23, compared to the appreciation of the U.S. Dollar and the depreciation of the Yen in 2Q22, as shown below:

	2Q23	2Q22
Foreign currency debt - R$ million	2,475.7	2,695.1
Foreign currency debt as a percentage of total debt	13.2%	15.2%
U.S. dollar variation in the quarter	(5.1%)	10.6%
Yen variation in the quarter	(12.8%)	(1.1%)

Organizational structure and bidding process of Olímpia

In the last six months, the Company underwent a restructuring process and reorganized the boards so that decision-making considers a unified and strategic corporate vision. Management has been making efforts towards gains in efficiency and discipline in capital allocation, including the review of the investment plan and the approval of a Shared Services Center, which is currently being created.

In May, competing with eight other companies in a bidding process, the Company was awarded with a contract to provide water supply and sewage services in the municipality of Olímpia for a period of 30 years. It was the first time in history that a state-owned company won a basic sanitation bidding process in Brazil.

PAGE: 13 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

1.	Result for the period
R$ million
Comments on the Company’s Performance			Var.				Var.
	2Q23	2Q22	R$	%	1H23	1H22	R$	%
Revenue from sanitation services	5,192.3	4,451.5	740.8	16.6	10,101.6	8,749.7	1,351.9	15.5
Construction revenue	1,263.2	1,154.7	108.5	9.4	2,442.8	2,042.9	399.9	19.6
COFINS and PASEP/TRCF taxes	(301.0)	(340.8)	39.8	(11.7)	(691.4)	(656.8)	(34.6)	5.3
(=) Net operating income	6,154.5	5,265.4	889.1	16.9	11,853.0	10,135.8	1,717.2	16.9
Costs and expenses	(3,909.4)	(3,230.1)	(679.3)	21.0	(7,083.2)	(6,107.0)	(976.2)	16.0
Construction costs	(1,234.8)	(1,129.5)	(105.3)	9.3	(2,387.8)	(1,997.0)	(390.8)	19.6
Equity pickup	10.0	5.9	4.1	69.5	16.4	11.5	4.9	42.6
Other operating income (expenses), net	50.5	2.4	48.1	2,004.2	65.1	4.9	60.2	1,228.6
(=) Earnings before financial result, income tax, and social contribution	1,070.8	914.1	156.7	17.1	2,463.5	2,048.2	415.3	20.3
Financial result	(14.0)	(324.4)	310.4	(95.7)	(273.6)	15.7	(289.3)	(1,842.7)
(=) Earnings before income tax and social contribution	1,056.8	589.7	467.1	79.2	2,189.9	2,063.9	126.0	6.1
Income tax and social contribution	(313.1)	(167.3)	(145.8)	87.1	(698.8)	(665.9)	(32.9)	4.9
(=) Net income	743.7	422.4	321.3	76.1	1491.1	1,398.0	93.1	6.7
Earnings per share (R$)*	1.09	0.62			2.18	2.05

* Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
			Var.				Var.
	2Q23	2Q22	R$	%	1H23	1H22	R$	%
Net income	743.7	422.4	321.3	76.1	1,491.1	1,398.0	93.1	6.7
PDI	529.6	-	529.6	-	529.6	-	529.6	-
(=) Adjusted Net Income (excluding the PDI)	1,273.3	422.4	850.9	201.4	2,020.7	1,398.0	622.7	44.5
Income tax and social contribution	313.1	167.3	145.8	87.1	698.8	665.9	32.9	4.9
Financial result	14.0	324.4	(310.4)	(95.7)	273.6	(15.7)	289.3	(1,842.7)
Other operating income (expenses), net	(50.5)	(2.4)	(48.1)	2,004.2	(65.1)	(4.9)	(60.2)	1,228.6
Depreciation and amortization	670.9	598.2	72.7	12.2	1,327.9	1,187.9	140.0	11.8
(=) Adjusted EBITDA (excluding PDI)**	2,220.8	1,509.9	710.9	47.1	4,255.9	3,231.2	1,024.7	31.7
(%) Adjusted EBITDA margin (excluding PDI)	36.1	28.7			35.9	31.9
(%) Adjusted EBITDA margin (excluding the PDI) on Net Revenue, excluding Construction	45.4	36.7			45.2	39.9

** Adjusted EBITDA corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

The net operating revenue, which includes construction revenue, totaled R$ 6154.5 million, an increase of 16.9% over 2Q22.

Excluding construction costs and the provision for PDI, costs and expenses totaled R$ 3,379.8 million, an increase of R$ 149.7 million (R$ 4.6%). Considering the PDI and construction costs, costs and expenses totaled R$ 5,144.2 million, an increase of 18.0%.

Adjusted EBIT, of R$ 1,020.3 million, increased by 11.9% over the R$ 911.7 million recorded in 2Q22.

Excluding the effects of PDI, adjusted EBITDA was R$ 2,220.8 million in 2Q23 (R$ 8,112.3 million in the last 12 months), with an adjusted EBITDA margin of 36.1% (34.1% in the last 12 months).

Considering the PDI and the effects of revenue and construction costs, adjusted EBITDA totaled R$ 1,691.2 million, up by 12.0% over the R$ 1,509.9 million reported in 2Q22 (R$ 7,582.7 million in the last 12 months).

PAGE: 14 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 34.0% in 2Q23, compared to 36.1% in 2Q22 (40.3% in the last 12 months).

The Adjusted EBITDA margin was 27.5% in 2Q23, compared to 28.7% in 2Q22 (31.9% in the last 12 months).

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 5,192.3 million in 2Q23, an increase of R$ 740.8 million (+16.6%) over the R$ 4,451.5 million recorded in 2Q22.

The main factors that led to the increase were:

•	An average impact of 11.9%, resulting from the tariff adjustments of 12.8% implemented since May 2022 and 9.6% implemented since May 2023;
•	An increase of 2.6% in the total billed volume; and
•	A rise in the average tariff due to the increase in ranges with higher consumption in the residential category.

3.	Construction revenue

Construction revenue increased by R$108.5 million (+9.4%), due to higher investments made.

PAGE: 15 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

4.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter and year-over-year basis, per customer category.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	2Q23	2Q22	Var. %	2Q23	2Q22	Var. %	2Q23	2Q22	Var. %
Residential	476.9	465.9	2.4	418.7	406.7	3.0	895.6	872.6	2.6
Commercial	47.7	46.7	2.1	45.5	44.8	1.6	93.2	91.5	1.9
Industrial	8.8	8.7	1.1	9.6	9.5	1.1	18.4	18.2	1.1
Public	12.1	11.7	3.4	10.9	10.1	7.9	23.0	21.8	5.5
Total Retail	545.5	533.0	2.3	484.7	471.1	2.9	1,030.2	1,004.1	2.6
Wholesale (2)	11.6	12.1	(4.1)	5.4	4.1	31.7	17.0	16.2	4.9
Overall Total	557.1	545.1	2.2	490.1	475.2	3.1	1,047.2	1,020.3	2.6
	Water			Sewage			Water + Sewage
Category	1H23	1H22	Var. %	1H23	1H22	Var. %	1H23	1H22	Var. %
Residential	948.6	935.2	1.4	831.1	813.4	2.2	1,779.7	1,748.6	1.8
Commercial	94.1	91.1	3.3	89.2	87.7	1.7	183.3	178.8	2.5
Industrial	17.4	17.0	2.4	19.0	18.7	1.6	36.4	35.7	2.0
Public	22.2	21.3	4.2	20.0	18.7	7.0	42.2	40.0	5.5
Total Retail	1,082.3	1,064.6	1.7	959.3	938.5	2.2	2,041.6	2,003.1	1.9
Wholesale (2)	23.8	24.2	(1.7)	10.8	9.9	9.1	34.6	34.1	1.5
Overall Total	1,106.1	1,088.8	1.6	970.1	948.4	2.3	2,076.2	2,037.2	1.9

1 Unaudited by external auditors

2 Wholesale includes volumes of reuse water and non-domestic sewage

PAGE: 16 of 87

ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

5.	Costs, administrative & selling expenses, and construction costs

Costs, administrative and selling expenses increased by R$ 679.3 million in 2Q23 (+21.0%). Excluding the provision for the PDI, the increase was R$ 149.7 million (+4.6%).

Costs, administrative and selling expenses as a percentage of net revenue (excluding construction revenue) were 79.9% in 2Q23 compared to 78.6% in 2Q22. Excluding the effects of the PDI, the share in 2Q23 was 69.1%.

R$ million
			Var.				Var.
	2Q23	2Q22	R$	%	1H23	1H22	R$	%
Salaries, payroll charges and benefits, and Pension plan obligations	1,347.4	776.0	571.4	73.6	2,091.6	1,444.2	647.4	44.8
General supplies	90.4	109.5	(19.1)	(17.4)	177.9	181.4	(3.5)	(1.9)
Treatment supplies	138.5	142.5	(4.0)	(2.8)	303.4	289.8	13.6	4.7
Services	643.1	599.4	43.7	7.3	1,268.1	1,111.4	1,56.7	14.1
Electricity	386.8	376.1	10.7	2.8	782.6	788.0	(5.4)	(0.7)
General expenses	395.6	356.7	38.9	10.9	710.4	635.8	74.6	11.7
Share of the municipal government in the collection	207.0	172.3	34.7	20.1	393.5	335.2	58.3	17.4
Other general expenses	188.6	184.4	4.2	2.3	316.9	300.6	16.3	5.4
Tax expenses	19.3	18.8	0.5	2.7	41.1	37.9	3.2	8.4
Depreciation and amortization	670.9	598.2	72.7	12.2	1,327.9	1,187.9	140.0	11.8
Allowance for doubtful accounts	217.4	252.9	(35.5)	(14.0)	380.2	430.6	(50.4)	(11.7)
Costs, administrative & selling expenses	3,909.4	3,230.1	679.3	21.0	7,083.2	6,107.0	976.2	16.0
% of net revenue (excluding construction revenue)	79.9	78.6			75.3	75.5
% of net revenue (excluding construction revenue and the PDI)	69.1	78.6			69.6	75.5

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 571.4 million increase (+73.6%) recorded in 2Q23 was mainly due to:

•	An increase of R$ 529.6 million, due to the provision created for employees who joined the PDI; and
•	The salary adjustment of 4.9% (R$ 19.5 million) in May 2023 and the application of 1% referring to the Career and Salary Plan in February 2023, partially offset by the 1.5% decline in the average number of employees.

General supplies

Decrease of R$ 19.1 million (-17.4%), spread across various items, the main ones as follows:

•	R$ 3.3 million with fuel and lubricants;
•	R$ 1.9 million for the maintenance of water and sewage networks, connections, and systems; and
•	R$ 1.8 million for the conservation of furniture and facilities.

Services

Service expenses totaled R$ 643.1 million, an increase of R$ 43.7 million (+7.3%) over the R$ 599.4 million recorded in 2Q22. The main increases were:

•	R$ 31.8 million paid to technical services, mainly IT consulting, maintenance, and support; and
•	R$ 23.1 million for the maintenance of water and sewage networks, connections, and systems.

PAGE: 17 of 87

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Comments on the Company’s Performance

The increases above were offset by the R$ 11.2 million decrease in advertising services.

Electricity

Electricity expenses totaled R$ 386.8 million in 2Q23, an increase of R$ 10.7 million (+2.8%) from the R$ 376.1 million recorded in 2Q22. The main factor that contributed to this variation was the R$ 11.3 million increase in expenses with natural gas, referring to a contract for water pumping between reservoirs. In 2Q23, services were not used but the payment was made to fulfill the contractual obligations of the termination, which was in the “Take or Pay” model, the only option offered by Comgás to supply the Rio Grande Taiaçupeba Raw Water Pumping Station at the time of contracting in 1Q21.

The Free Market Tariffs (ACL) accounted for 54.3% of total expenses in 2Q23 (49.4% in 2Q22), while the Regulated Market Tariffs (ACR) accounted for 45.7% in the same period (50.6% in 2Q22).

The variations in the ACL and ACR tariffs and consumption were offset against each other and did not have a significant impact on total expenses.

General expenses

Increase of R$ 38.9 million (+10.9%), totaling R$ 395.6 million in 2Q23, compared to the R$ 356.7 million recorded in 2Q22, mainly from the higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 34.7 million.

Depreciation and amortization

The R$ 72.7 million increase (+12.2%) was mainly due to the beginning of operations of intangible assets, totaling R$ 5.9 billion.

Allowance for doubtful accounts

Decrease of R$ 35.5 million (-14.0%), from the R$ 252.9 million recorded in 2Q22 to R$ 217.4 million in 2Q23, due to higher recovery from the implementation of agreements in 2Q23.

6.	Other net operating income (expenses)

Increase of R$ 48.1 million, mainly due to a higher application of contractual fines to suppliers in 2Q23, of R$ 44.4 million.

PAGE: 18 of 87

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Comments on the Company’s Performance

7.	Financial result
				R$ million
			Var.
	2Q23	2Q22	R$	%
Financial expenses, net of revenue	(219.4)	(157.2)	(62.2)	39.6
Monetary and exchange variations, net	205.4	(167.2)	372.6	(222.8)
Financial Result	(14.0)	(324.4)	310.4	(95.7)

Financial expenses, net of revenue

				R$ million
			Var.
	2Q23	2Q22	R$	%
Financial expenses
Interest and charges on domestic borrowings and financing	(254.0)	(215.8)	(38.2)	17.7
Interest and charges on international borrowings and financing	(23.2)	(9.8)	(13.4)	136.7
Other financial expenses	(96.4)	(92.7)	(3.7)	4.0
Total financial expenses	(373.6)	(318.3)	(55.3)	17.4
Financial revenue	154.2	161.1	(6.9)	(4.3)
Financial expenses, net of revenue	(219.4)	(157.2)	(62.2)	39.6

The main impacts resulted from:

•	An increase of R$ 38.2 million in interest and charges on domestic borrowings and financing, mainly due to (i) funding from IDB Invest 2022 and IDB Invest 2023 (in July 2022 and May 2023, respectively), with an impact of R$ 25.4 million in interest in local currency; and (ii) an increase in the average DI rate (from 12.38% in 2Q22 to 13.65% in 2Q23);
•	An increase of R$ 13.4 million in interest and charges on international borrowings and financing, mainly due to an increase in the interest rate of some contracts with IDB and IBRD, due to the variation of the SOFR rate (from 1.5% in June 2022 to 5.1% in June 2023); and
•	A decrease of R$ 6.9 million in financial revenues, mainly on financial investments in 2Q23, as a result of lower average cash.

Monetary and exchange variations, net

				R$ million
			Var.
	2Q23	2Q22	R$	%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(38.1)	(91.3)	53.2	(58.3)
Exchange variations on borrowings and financing	263.7	(64.8)	328.5	(506.9)
Other monetary variations	(71.2)	(80.1)	8.9	(11.1)
Total monetary and exchange variations on liabilities	154.4	(236.2)	390.6	(165.4)
Monetary and exchange variations on assets	51.0	69.0	(18.0)	(26.1)
Monetary and exchange variations, net	205.4	(167.2)	372.6	(222.8)

The positive effect of net monetary and exchange variations in 2Q23 was R$ 372.6 million, especially due to:

•	A decrease of R$ 53.2 million in monetary variations on borrowings and financing, mainly because of the decrease in the IPCA consumer price index (from 2.22% in 2Q22 to 0.76% in 2Q23); and

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ITR - Quarterly Information Form - 06/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

•	An exchange variation gain of R$ 328.5 million on borrowings and financing, the depreciation of the U.S. Dollar and the Yen in 2Q23 (-5.14% and -12.83%, respectively), compared to the appreciation of the U.S. Dollar and the Yen in 2Q22 (10.56% and -1.08%, respectively).

8.	Income tax and social contribution

The R$ 145.8 million increase in 2Q23 was mainly due to:

•	An increase of R$ 889.1 million in net operating revenue; and
•	Exchange variation gains, with an impact of R$ 328.5 million.

The factors above were mainly offset by the R$ 784.6 million increase in costs and expenses, which include a provision of R$ 529.6 million referring to the PDI and the R$ 105.3 million increase in construction costs.

9.	Indicators

a)	Operational

Information*	2Q23	2Q22%
Water Connections[1]	10,242	9,916	3.3
Sewage connections[1]	8,728	8,500	2.7
Population directly served - water[2]	28.1	27.8	1.1
Population directly served - sewage[2]	24.8	24.6	0.8
Number of employees	12,221	12,381	(1.3)
Volume of water produced in the quarter [3]	734	711	3.2
Volume of water produced in the first half [3]	1,467	1,424	3.0
IPM - Measured Water Loss (%) [3]	29.5	28.4	3.9
IPDt (liters/connection x day) [3]	256	250	2.4

1. Total connections, active and inactive, in thousand units at the end of the period. Excludes water connections in Mauá in 2Q22.

2. In million inhabitants, at the end of the period. Does not include wholesale.

3. Millions of m3. Excludes volumes produced in the municipalities of Aguaí, Mauá, and Tapiratiba in 2Q22.

* Unaudited by external auditors

b)	Economic

Economic variables at the close of the quarter *	2Q23	2Q22
Amplified Consumer Price Index (1)	0.76	2.22
National Consumer Price Index (1)	0.79	2.12
Consumer Price Index (1)	0.66	2.33
DI (2)	13.65	12.38
U.S. dollar (3)	4.8192	5.2380
Yen (3)	0.0334	0.0386

1. Accrued in the quarter (%)

2. Average quarterly rate (%)

.3. Ptax sale rate on the last day

* Unaudited by external auditors

PAGE: 20 of 87

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Comments on the Company’s Performance

10.	Borrowings and financing

On June 14, the Company executed a financing agreement of R$ 1 billion with the International Finance Corporation - IFC, an institution of the World Bank Group. The financing is linked to annual social goals, which characterizes it as a sustainability-linked loan. The funds are being invested in basic sanitation infrastructure in the Metropolitan Region of São Paulo from 2021 to 2025. The investments are intended for the expansion of the sewage system to improve water quality in the Pinheiros River, in the city of São Paulo.

In 2Q23, the Company contracted the Second Tranche of Loan 12.676-0, totaling R$ 470 million, with the Inter-American Investment Corporation - IDB Invest. This operation is collateralized by PROPARCO (Societé de Promotion et de Participation Pour la Cóperation Économic S.A.), which belongs to Group AFD (Agence Française de Développement). Together with other existing financing, the funds will be used in the Fourth Stage of the Tietê River Cleaning Project, the largest environmental sanitation program in Brazil and part of IntegraTietê.

								R$ thousand
DEBT PROFILE
	2023	2024	2025	2026	2027	2028	2029 onwards	TOTAL	% of total
Local currency
Debentures	360,436	1,204,595	1,334,339	1,212,543	1,357,016	655,401	1,543,790	7,668,120	41
Brazilian Federal Savings Bank	50,923	106,589	113,242	120,311	127,810	135,646	981,275	1,635,796	9
BNDES	117,665	235,331	214,938	205,029	192,377	72,783	222,545	1,260,668	7
IDB - National	123,444	249,099	260,899	330,209	315,069	420,959	2,357,473	4,057,152	22
IFC	7,600	22,800	34,200	41,800	60,800	83,600	493,053	743,853	4
Leases (Concession Agreements, Program Contracts, and Contract Asset) (1)	47,884	50,309	34,600	33,492	36,754	40,336	92,066	335,441	2
Leases (others) (2)	37,476	17,633	10,550	4,500	708	-	-	70,867	0
Other	5,505	2,994	2,760	142	-	-	-	11,401	0
Interest and other charges	438,951	7,193	-	-	-	-	-	446,144	2
Total in local currency	1,189,884	1,896,543	2,005,528	1,948,026	2,090,534	1,408,725	5,690,202	16,229,442	87

Foreign currency
IDB	24,766	49,532	62,432	25,799	25,799	25,799	377,410	591,537	3
IBRD	14,650	29,299	29,299	29,299	29,299	29,299	261,176	422,321	2
JICA	71,571	143,141	143,141	143,141	143,141	143,141	652,125	1,439,401	8
Interest and other charges	22,488	-	-	-	-	-	-	22,488	0
Total in foreign currency	133,475	221,972	234,872	198,239	198,239	198,239	1,290,711	2,475,747	13

OVERALL TOTAL	1,323,359	2,118,515	2,240,400	2,146,265	2,288,773	1,606,964	6,980,913	18,705,189	100

1 Refers to work contracts signed as Assets Lease;

2 Obligations related to leasing agreements, mainly vehicle leases.

Covenants

The table below shows the most restrictive clauses in 2Q23:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt 1 / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1 “Other Onerous Debts” correspond to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 2Q23, the Company met the requirements of its borrowings and financing agreements.

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Comments on the Company’s Performance

11.	Investments

Investments totaled R$ 1,294.3 million in 2Q23, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,278.1 million, R$ 6.9 million, and R$ 9.3 million, respectively. Disbursements in 2Q23 referring to investments, including from previous periods, totaled R$ 944.7 million.

The table below shows investments broken down by water and sewage:

R$ million
	Water	Sewage	Total
Investments made	564.5	729.8	1,294.3

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Notes to the Quarterly Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a mixed-capital company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of June 30, 2023, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 351 of which have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	June 30, 2023	December 31, 2022	June 30, 2022

Total municipalities that have already signed contracts	351	351	342
Balance – intangible and contract assets	46,632,438	45,292,307	43,250,729
Percentage of intangible and contract assets	95.03%	94.49%	93.87%
Revenue from sanitation services (excluding construction revenue)	9,633,209	17,767,561	8,316,280
Percentage of revenue from sanitation services (excluding construction revenue)	95.36%	95.37%	95.05%

Municipalities with expired contracts:	1	1	8
Balance – intangible and contract assets	11,412	11,519	216,347
Percentage of intangible and contract assets	0.02%	0.02%	0.47%
Revenue from sanitation services (excluding construction revenue)	7,904	15,236	21,975
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.08%	0.25%

Municipalities with concession agreements due by 2030:	23	23	25
Balance – intangible and contract assets	1,058,162	1,072,138	1,105,098
Percentage of intangible and contract assets	2.16%	2.24%	2.40%
Revenue from sanitation services (excluding construction revenue)	388,568	711,452	346,511
Percentage of revenue from sanitation services (excluding construction revenue)	3.85%	3.82%	3.96%

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Notes to the Quarterly Information

	June 30, 2023	December 31, 2022	June 30, 2022

Municipality of São Paulo:
Percentage of intangible and contract assets	43.19%	43.33%	43.22%
Percentage of revenue from sanitation services (excluding construction revenue)	45.13%	45.14%	45.21%

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, FOXX URE-BA Ambiental, and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

• Municipality of Estância Turística de Olímpia

In July 2023, the Municipal Government of Olímpia – SP (“Olímpia”) approved the bidding process referring to Tender 02/2023, whose subject was the granting of a concession for providing public water supply and sewage services for 30 years, and awarded the contract to SABESP, with a fixed concession fee of R$ 148 million.

The municipality of Olímpia is located 430 km from the capital city of São Paulo, has an estimated population of 56 thousand inhabitants, and universalized water and sewage coverage. The municipality will require operational, commercial, efficiency, and water loss reduction efforts from the Company.

The concession agreement is expected to be signed on September 1, 2023, but may be extended for 60 days. As of the signing of the agreement, the transaction will be carried out by DAEMO (Departamento de Água e Esgoto do Município de Olímpia) and assisted by the Concessionaire for 60 days. After this period, the entire operation will be carried out by the Concessionary and the Concession term will begin.

As established by the Bid Notice, the winning bidder must create, before the signing of the agreement, a special purpose entity to execute the terms of the Concession Agreement. The contract value estimated in the Bid Notice is R$ 1,182,495 (base date of August 2022), corresponding to the Granting Authority’s estimate of the cumulative concession revenues, while estimated investments amount to R$ 81,112 (base date of August 2022) for the entire duration of the concession.

The fixed concession fee of R$ 148 million will be paid by Sabesp in two installments, where 50% upon signing the agreement and 50%, duly adjusted by the IPCA, within 365 days after the payment of the first installment.

A monthly variable concession fee will be paid by the 10th day of the subsequent month, corresponding to 1% of the net tariff revenue.

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Notes to the Quarterly Information

The Concessionaire’s subscribed capital, at the time of its creation, must be at least R$ 8,111,208,00 (eight million, one hundred and eleven thousand, two hundred and eight reais), as defined by the bid notice.

To ensure faithful compliance with the obligations to be assumed by the Concessionaire, upon the signing of the agreement, proof of guarantee of the contractual obligations must be presented to the granting authority, in an amount corresponding to 5% of the estimated investment value.

The Company is still analyzing all the accounting impacts related to the assumption of Olímpia.

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The quarterly information was approved by the Board of Directors on August 10, 2023.

2	Basis of preparation and presentation of the quarterly information

Presentation of the Quarterly Information

The quarterly information as of June 30, 2023, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR, and is fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Quarterly Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of June 30, 2023, does not include all the notes and reporting required by the standards for the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2022, prepared under the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this quarterly information, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – Financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);

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Notes to the Quarterly Information

x.	Provisions (Note 20);
xi.	Pension plan obligations (Note 22);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the quarterly information are in thousands of Brazilian reais, unless otherwise stated.

3	Summary of significant accounting policies

The significant accounting policies used in the preparation of the quarterly information as of June 30, 2023, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2022, disclosed in Note 3 of such financial statements.

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)	Market risk

Foreign currency risk

Foreign currency exposure implies market risks associated with currency fluctuations since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

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Notes to the Quarterly Information

Part of the financial debt, totaling R$ 2,512,769 as of June 30, 2023 (R$ 2,809,441 as of December 31, 2022), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	June 30, 2023		December 31, 2022
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	217,533	1,048,335	191,022	996,695
Borrowings and financing – Yen	43,223,787	1,441,946	45,369,189	1,795,259
Interest and charges from borrowings and financing – US$		14,268		6,985
Interest and charges from borrowings and financing – Yen		8,220		10,502
Total exposure		2,512,769		2,809,441
Borrowing cost – US$		(34,479)		(31,037)
Borrowing cost – Yen		(2,543)		(2,646)
Total foreign currency-denominated borrowings (Note 16)		2,475,747		2,775,758

The 10.8% decrease in the balance of the foreign currency-denominated debt as of June 30, 2023 compared to December 31, 2022 was mainly impacted by the depreciations of the US dollar and the Yen against the Brazilian real. The table below shows the prices and exchange variations in the period:

	June 30, 2023	December 31, 2022	Variation
US$	R$ 4.8192	R$ 5.2177	-7.6%
Yen	R$ 0.03336	R$ 0.03957	-15.7%

Borrowings and financing fell by R$ 347,534 from January to June 2023 (a decrease of R$ 528,639 from January to June 2022), due to exchange rate changes. See Note 16 (ii). As of June 30, 2023, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the six-month period ended June 30, 2023 would have been R$ 251,277 (R$ 272,474 for the six-month period ended June 30, 2022), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

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Notes to the Quarterly Information

Probable scenario
(*)
Net currency exposure as of June 30, 2023 in US$ - Liabilities	217,533

US$ rate as of June 30, 2023	4.8192
Exchange rate estimated according to the scenario	5.0000
Difference between the rates	(0.1808)

Effect on the net financial result R$ - (loss)	(39,330)

Net currency exposure as of June 30, 2023, in ¥ - Liabilities	43,223,787

Yen rate as of June 30, 2023	0.03336
Exchange rate estimated according to the scenario	0.03504
Difference between the rates	(0.00168)

Effect on the net financial result R$ - (loss)	(72,616)

Total effect on the net financial result in R$ - (loss)	(111,946)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for June 30, 2024 were used, according to the BACEN-Focus report and B3’s Benchmark Rate report, of June 30, 2023, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

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Notes to the Quarterly Information

The table below provides the borrowings and financing subject to variable interest rates:

	June 30, 2023	December 31, 2022
CDI (i)	9,397,156	9,251,150
TR (ii)	1,726,745	1,635,587
IPCA (iii)	3,030,622	3,073,435
TJLP (iv)	1,303,313	1,433,029
SOFR (v)	1,048,337	996,697
Interest and charges	460,405	424,856
Total	16,966,578	16,814,754

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of June 30, 2023, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the six-month period ended June 30, 2023, would have been R$ 169,666 (R$ 155,036 for the six-month period ended June 30, 2022), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of June 30, 2023, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the reporting date of this quarterly information. See Notes 6, 7, 8, 9, and 10.

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Notes to the Quarterly Information

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	June 30, 2023	December 31, 2022
Cash and cash equivalents and financial investments
AA(bra)	1,323,596	2,237,629
AAA(bra)	617,143	1,011,685
Others (*)	315,612	296,044
	2,256,351	3,545,358

(*) As of June 30, 2023, this category includes R$ 306,063 (R$ 289,908 as of December 31, 2022) referring to Banco BV, current accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of June 30, 2023.

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Notes to the Quarterly Information

	July to December 2023	2024	2025	2026	2027	2028 onwards	Total
As of June 30, 2023

Liabilities
Borrowings and financing	1,842,450	3,814,905	3,742,343	3,391,978	3,279,864	11,888,859	27,960,399
Trade payables and contractors	256,679	-	-	-	-	-	256,679
Services payable	588,456	-	-	-	-	-	588,456
Public-Private Partnership - PPP	250,897	459,887	419,401	419,401	419,401	3,637,608	5,606,595
Program Contract Commitments	60,706	1,206	1,206	1,206	1,206	12,668	78,198
Total	2,999,188	4,275,998	4,162,950	3,812,585	3,700,471	15,539,135	34,490,327

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1) to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after June 30, 2023, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

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Notes to the Quarterly Information

June 30, 2023
Indicators	Exposure	Probable scenario

Assets
CDI	1,358,150	11.6900%(**)
Financial income		158,768

Liabilities
CDI	(9,397,156)	11.6900%(**)
Interest to be incurred		(1,098,528)

CDI net exposure	(8,039,006)	(939,760)

Liabilities
TR	(1,726,745)	0.0099%(**)
Expenses to be incurred		(171)

IPCA	(3,030,622)	4.2200%(*)
Expenses to be incurred		(127,892)

TJLP	(1,303,313)	6.4000%(*)
Interest to be incurred		(83,412)

SOFR (***)	(1,048,337)	5.3925%(**)
Interest to be incurred		(56,532)

Total expenses to be incurred, net		(1,207,767)

(*) Source: BACEN as of June 30, 2023
(**) Source: B3 as of June 30, 2023
(***) Source: Bloomberg

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Notes to the Quarterly Information

4.2	Capital management

The Company’s objectives when managing capital are to ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	June 30, 2023	December 31, 2022

Total borrowings and financing (Note 16)	18,705,189	18,958,671
(-) Cash and cash equivalents (Note 6)	(1,327,173)	(1,867,485)
(-) Financial investments (Note 7)	(929,178)	(1,677,873)

Net debt	16,448,838	15,413,313
Total equity	28,747,561	27,333,533

Total (shareholders plus providers of capital)	45,196,399	42,746,846

Leverage ratio	36%	36%

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

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Notes to the Quarterly Information

The estimated fair values of the financial instruments are as follows:

Financial Assets

	June 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,327,173	1,327,173	1,867,485	1,867,485
Financial investments	929,178	929,178	1,677,873	1,677,873
Restricted cash	37,873	37,873	37,474	37,474
Trade receivables	3,517,472	3,517,472	3,277,808	3,277,808
ANA	5,138	5,138	9,193	9,193
Other assets	258,461	258,461	212,674	212,674

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,170,862 as of June 30, 2023 (R$ 1,156,743 as of December 31, 2022), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,061,230 (R$ 1,060,040 as of December 31, 2022), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	June 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	18,705,189	18,959,605	18,958,671	19,260,133
Trade payables and contractors	256,679	256,679	430,946	430,946
Services payable	588,456	588,456	723,242	723,242
Program Contract Commitment	73,947	73,947	112,385	112,385
Public-Private Partnership - PPP	2,824,409	2,824,409	2,959,181	2,959,181

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the quarterly information as of June 30, 2023, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2022.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

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Notes to the Quarterly Information

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this quarterly information, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

6	Cash and cash equivalents

	June 30, 2023	December 31, 2022

Cash and banks	119,698	139,844
Cash equivalents	1,207,475	1,727,641
Total	1,327,173	1,867,485

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of June 30, 2023, the average yield of cash equivalents corresponded to 99.23% of CDI (95.69% as of December 31, 2022).

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Notes to the Quarterly Information

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	June 30, 2023	December 31, 2022
Banco BV	306,062	289,909
Banco Itaú Unibanco S/A	-	403,732
Banco Bradesco S/A	194,827	578,752
Banco BTG Pactual S/A	427,113	404,363
Banco do Brasil S/A	1,176	1,117
	929,178	1,677,873

As of June 30, 2023, the average yield of the financial investments corresponded to 103.30% of CDI (102.90% as of December 31, 2022).

8	Restricted cash

	June 30, 2023	December 31, 2022

Agreement with the São Paulo Municipal Government (i)	30,778	30,231
Brazilian Federal Savings Bank – escrow deposits	594	433
Other	6,501	6,810
	37,873	37,474

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

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Notes to the Quarterly Information

9	Trade receivables

(a)	Statement of financial position details

	June 30, 2023	December 31, 2022
Private sector:
General (i) and special customers (ii)	2,543,951	2,287,782
Agreements (iii)	431,425	416,550

	2,975,376	2,704,332
Government entities:
Municipal	633,057	609,731
Federal	4,914	10,644
Agreements (iii)	361,800	372,943

	999,771	993,318
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,916	4,048
São Caetano do Sul	45,694	45,367

Total wholesale customers – Municipal governments	49,610	49,415

Unbilled supply	969,462	959,260

Subtotal	4,994,219	4,706,325
Allowance for doubtful accounts	(1,476,747)	(1,428,517)

Total	3,517,472	3,277,808

Current	3,300,714	3,062,574
Noncurrent	216,758	215,234

Total	3,517,472	3,277,808

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Notes to the Quarterly Information

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums, and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

(b)	The aging of trade receivables is as follows:

	June 30, 2023	December 31, 2022

Current	2,447,029	2,244,754
Past-due:
Up to 30 days	567,775	489,709
From 31 to 60 days	254,190	248,128
From 61 to 90 days	180,229	165,306
From 91 to 120 days	156,536	150,941
From 121 to 180 days	312,242	281,530
From 181 to 360 days	92,337	58,702
Over 360 days	983,881	1,067,255

Total past-due	2,547,190	2,461,571

Total	4,994,219	4,706,325

(c)	Allowance for doubtful accounts

Changes in assets	January to June 2023	January to June 2022

Balance at the beginning of the period	1,428,517	1,280,088
Losses	77,671	23,397
Recoveries	(29,441)	(28,840)

Balance at the end of the period	1,476,747	1,274,645

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Notes to the Quarterly Information

Reconciliation of estimated/historical losses at the result	April to June 2023	January to June 2023	April to June 2022	January to June 2022

Write-offs	(141,296)	(331,434)	(229,371)	(434,440)
(Losses)/reversal with state entities – related parties	175	(567)	(223)	(1,629)
(Losses) with the private sector/government entities	(86,119)	(77,671)	(33,913)	(23,397)
Recoveries	9,814	29,441	10,575	28,840

Amount recorded as expense (Note 27)	(217,426)	(380,231)	(252,932)	(430,626)

The Company does not have customers individually representing 10% or more of its total revenues.

As of June 30, 2023, the Company has registered warrants issued in its favor, currently totaling R$ 2,892,906
(R$ 2,807,318 as of December 31, 2022), which are not recognized in the Financial Statements because of the difficulty to obtain a reasonable estimate to measure such assets, due to uncertainties related to the beginning and end of their realization. Register warrants are recognized upon the beginning of their receipt or when they are traded.

Debtor	June 30, 2023	December 31, 2022
Municipality of São Paulo	2,738,628	2,656,113
Municipality of Cotia	105,845	103,729
Municipality of Cachoeira Paulista	14,536	13,672
Other	33,897	33,804
Total	2,892,906	2,807,318

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Notes to the Quarterly Information

10	Related-party balances and transactions

(a)	São Paulo State

(i)             Accounts receivable, interest on capital, revenue, and expenses

	June 30, 2023	December 31, 2022
Accounts receivable
Current:
Sanitation services	158,433	144,937
Allowance for losses	(50,162)	(49,595)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	9,301	13,376
- GESP Agreement – 2015	102,231	97,075

Total current	219,803	205,793

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	949,698	949,589

Total noncurrent	951,059	950,950

Total receivables	1,170,862	1,156,743

Assets:
Sanitation services	109,632	96,703
Reimbursement of additional retirement and pension benefits paid (G0)	1,061,230	1,060,040

Total	1,170,862	1,156,743

Liabilities:
Interest on capital payable	-	372,550

	April to June 2023	January to June 2023	April to June 2022	January to June 2022

Revenue from sanitation services	198,678	361,781	191,641	335,340
Payments from related parties	(175,577)	(343,189)	(148,103)	(279,404)

Payment received from reimbursement referring to Law 4,819/1958	(51,359)	(103,952)	(44,780)	(81,412)

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Notes to the Quarterly Information

(ii)	Disputed amounts

As of June 30, 2023 and December 31, 2022, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,528,996 and R$ 1,482,140, respectively, for which allowances for doubtful accounts were created for the total amount.

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of June 30, 2023, and December 31, 2022, the amounts corresponding to such actuarial liability totaled R$ 2,016,778 and R$ 2,002,075, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of June 30, 2023, the balance of the agreement totaled R$ 9,082 and R$ 103,662 (R$ 8,456 and R$ 95,033 as of December 31, 2022), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)    Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)    Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From April to June and from January to June 2023, expenses with employees assigned to other state entities totaled R$ 1,925 and R$ 2,597 (R$ 176 and R$ 341 from April to June and from January to June 2022), respectively.

No expenses with employees from other entities assigned to the Company were recorded from April to June and from January to June 2023 and in the same periods in 2022.

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Notes to the Quarterly Information

(f)	Non-operating assets

As of June 30, 2023 and December 31, 2022, the Company’s land and lent structures totaled R$ 3,613.

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until June 30, 2023, totaled R$ 118,866 (R$ 148,116 as of December 31, 2022). See Note 21.

(h)    Compensation of the Fiscal Council and Management Key Personnel

From April to June and from January to June 2023, expenses related to the compensation of Management and members of the Fiscal Council appointed by the controlling shareholder totaled R$ 2,132 and R$ 3,790 (R$ 1,610 and R$ 3,207 from April to June and from January to June 2022), respectively.

From April to June and from January to June 2023, additional amounts of R$ 584 and R$ 869 (R$ 380 and R$ 740 from April to June and from January to June 2022), respectively, from the management bonus program were recorded.

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

As of June 30, 2023, the balance of principal and interest of this agreement totaled R$ 1,520 recorded in current assets under “Other assets” (R$ 12,953 as of December 31, 2022), at CDI + 1.2% p.a.

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which matured on December 30, 2021, and the last will mature on December 30, 2023.

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Notes to the Quarterly Information

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of June 30, 2023, the balance of principal and interest of this agreement totaled R$ 443 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 242 and R$ 2,814, respectively, as of December 31, 2022), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

(j)	FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of June 30, 2023, the balance of these financings totaled
R$ 5,570 (R$ 5,108 as of December 31, 2022).

11	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)).

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Contribution	Dividends distributed	Profit (loss) for the period
	June 30, 2023	December 31, 2022	January to June 2023	January to June 2023	January to June 2023	(*)	January to June 2022

Sesamm	56,989	59,371	-	(13,516)	11,134	-	5,864
Águas de Andradina	31,927	30,777	-	-	1,150	-	499
Águas de Castilho	11,806	10,787	-	-	1,019	-	589
Attend Ambiental	41,789	29,729	-	-	12,060	-	4,205
Aquapolo Ambiental	91,371	73,926	-	-	17,445	-	14,778
Paulista Geradora de Energia - PGE (**)	25,642	10,486	15,233	-	(77)	-	(260)
Cantareira SP Energia (***)	6,087	1,000	5,453	-	(366)	-	-
FOXX URE-BA Ambiental	66,441	69,258	4,325	-	(715)	(6,427)	-
Infranext Soluções em Pavimentação (****)	5,658	7,050	-	-	(1,392)	-	-

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Notes to the Quarterly Information

(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**)       In October 2022, it was agreed at the Extraordinary Meeting a capital contribution of R$ 20,310 thousand, and SABESP paid R$ 5,077 in December 2022, corresponding to 25%. Servtec and Tecniplan paid R$ 15,233 in June 2023, corresponding to 75%.

(***)       SABESP contributed R$ 5,439 as of January 2023, corresponding to 49% of the interest in Cantareira SP Energia. As of June 30, 2023, Pacto SP Energia had an outstanding payable amount of R$ 5,647 related to the remaining interest of 51% in Cantareira.

(****)       Infranext’s share capital will be R$ 12,000. As of June 30, 2023, SABESP had an outstanding payable amount of R$ 4,950.

	Investments		Contribution	Dividends distributed	Reclassification (***)	Equity accounting			Interest percentage
	June 30, 2023	December 31, 2022	January to June 2023	January to June 2023	January to June 2023	January to June 2023	(*)	January to June 2022	June 30, 2023	December 31, 2022

Sesamm	20,516	21,374	-	(4,867)	-	4,009	-	2,111	36%	36%
Águas de Andradina	9,577	9,233	-	-	-	344	-	150	30%	30%
Águas de Castilho	3,542	3,236	-	-	-	306	-	177	30%	30%
Attend Ambiental	18,806	13,379	-	-	-	5,427	-	1,892	45%	45%
Aquapolo Ambiental	44,771	36,223	-	-	-	8,548	-	7,241	49%	49%
Paulista Geradora de Energia	6,410	6,429	-	-	-	(19)	-	(65)	25%	25%
Cantareira SP Energia	5,750	490	5,439	-	-	(179)	-	-	49%	49%
FOXX URE-BA Ambiental	13,288	13,852	865	-	-	(143)	(1,286)	-	20%	20%
Infranext Soluções em Pavimentação	-	450	-	-	176	(626)	-	-	45%	45%
Total	122,660	104,666	6,304	(4,867)	176	17,667	(1,286)	11,506
FOXX URE-BA Ambiental – Fair value (**)	26,148	-
Other investments	6,099	6,099
Overall total	154,907	110,765

(*)       Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**)       The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2022.

(***)       The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities, according to item 39 of NBCTG 18.

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Notes to the Quarterly Information

12	Investment Properties

	December 31, 2022	Depreciation	June 30, 2023

Investment properties	46,726	(24)	46,702

	December 31, 2021	Depreciation	June 30, 2022

Investment properties	46,126	(24)	46,102

As of June 30, 2023, the market value of these properties was approximately R$ 393,600 (R$ 386,000 as of December 31, 2022).

13	Contract asset

	December 31, 2022	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	June 30, 2023 (iii)

Total contract asset	8,613,968	2,482,886	380	(2,422,934)	8,674,300

	December 31, 2021	Additions	Transfers	Transfers of works to intangible assets	June 30, 2022

Total contract asset	8,550,102	2,171,183	406	(1,714,055)	9,007,636

(i)	The largest additions of the period are located in the municipalities of São Paulo, Guarulhos, and São Bernardo do Campo, totaling R$ 1,008 million, R$ 140 million, and R$ 64 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Franca, and São Bernardo do Campo, totaling R$ 1,138 million, R$ 279 million, and R$ 128 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, Francisco Morato, and Itanhaém, totaling R$ 2,700 million, R$ 234 million, and R$ 234 million, respectively.

As of June 30, 2023, the contract asset did not include any amounts recorded as a lease (R$ 276,893 as of December 31, 2022).

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Notes to the Quarterly Information

(a)    Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange rate changes in the contract asset during the construction period. From January to June 2023, the Company capitalized R$ 345,824 (R$ 279,922 from January to June 2022).

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of June 30, 2023 and 2022, the margin was 2.3%.

From April to June and from January to June 2023, the construction margins were R$ 28,402 and R$ 54,921 (R$ 25,245 and R$ 45,930 from April to June and from January to June 2022), respectively.

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-party properties, whose owners will be compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From April to June and from January to June 2023, expropriations totaled R$ 40,708 and R$ 44,723 (R$ 17,159 and R$ 47,022 from April to June and from January to June 2022).

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Notes to the Quarterly Information

14	Intangible assets

(a)	Statement of financial position details

	June 30, 2023			December 31, 2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	732,237	(232,184)	500,053	722,730	(223,404)	499,326
Concession agreements – economic value	1,576,562	(979,785)	596,777	1,585,271	(933,232)	652,039
Program contracts	28,025,785	(9,020,257)	19,005,528	26,875,408	(8,537,949)	18,337,459
Program contracts – commitments	1,709,757	(471,248)	1,238,509	1,709,757	(444,765)	1,264,992
Service contracts – São Paulo	26,775,415	(8,308,805)	18,466,610	25,584,703	(7,714,252)	17,870,451
Software license of use	1,267,468	(721,259)	546,209	1,249,881	(654,477)	595,404
Right of use – Other assets	163,985	(118,289)	45,696	170,921	(95,869)	75,052
Right of use – Investments	-	-	-	26,148	-	26,148
Total	60,251,209	(19,851,827)	40,399,382	57,924,819	(18,603,948)	39,320,871

(b)	Changes

	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	-	11,488	(705)	(260)	(9,796)	500,053
Concession agreements – economic value	652,039	-	6,014	41	(99)	(61,218)	596,777
Program contracts (*)	18,337,459	348	1,182,297	846	(3,270)	(512,152)	19,005,528
Program contracts – commitments	1,264,992	-	-	-	-	(26,483)	1,238,509
Service contracts – São Paulo	17,870,451	4,859	1,205,548	(7,742)	(1,203)	(605,303)	18,466,610
Software license of use	595,404	-	17,587	-	-	(66,782)	546,209
Right of use – Other assets	75,052	2,078	-	-	(31)	(31,403)	45,696
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	7,285	2,422,934	(33,708)	(4,863)	(1,313,137)	40,399,382

(*) As of June 30, 2023, Concession agreements – equity value, and Program contracts included leases totaling R$ 49,028 and R$ 336,043 (R$ 54,356 and R$ 168,216 as of December 31, 2022), respectively.

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Notes to the Quarterly Information

	December 31, 2021	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2022
Intangible right arising from:
Concession agreements - equity value (*)	491,057	-	4,423	(681)	(59)	(9,343)	485,397
Concession agreements – economic value	681,441	1	17,289	238	(7)	(54,160)	644,802
Program contracts (*)	17,152,021	10,187	960,962	1,766	(1,508)	(469,053)	17,654,375
Program contracts – commitments	1,317,957	-	-	-	-	(26,482)	1,291,475
Service contracts – São Paulo	16,158,771	208	685,775	1,674	(4,197)	(523,772)	16,318,459
Software license of use	598,734	-	45,606	-	-	(56,358)	587,982
Right of use – Other assets	103,853	16,550	-	-	(54)	(35,700)	84,649
Total	36,503,834	26,946	1,714,055	2,997	(5,825)	(1,174,868)	37,067,139

(*) As of June 30, 2022, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 59,684 and R$ 174,444 (R$ 65,012 and R$ 180,669 as of December 31, 2021), respectively.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur through a public call.

(c)    Intangible right arising from concession agreements

As of June 30, 2023, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 61,381 and R$ 12,566 (R$ 100,188 and R$ 12,197 as of December 31, 2022), respectively.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

The amounts recorded in intangible assets are as follows:

	June 30, 2023	December 31, 2022
Alto Tietê	243,389	251,545
São Lourenço	2,640,951	2,725,900
Total	2,884,340	2,977,445

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Notes to the Quarterly Information

The obligations assumed by the Company are as follows:

	June 30, 2023			December 31, 2022
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	80,078	-	80,078	91,782	36,645	128,427
São Lourenço	127,389	2,616,942	2,744,331	130,631	2,700,123	2,830,754
Total	207,467	2,616,942	2,824,409	222,413	2,736,768	2,959,181

(e)	Amortization of Intangible Assets

The average amortization rate totaled 4.9% and 4.8% as of June 30, 2023 and 2022, respectively.

(f)	Right of use

Nature	June 30, 2023	December 31, 2022

Leases - Contract asset	-	276,893

Leases - Concession and Program Contract
Cost	580,576	405,431
Accumulated amortization	(195,505)	(182,859)
(=) Net	385,071	222,572

Other assets (*)
Vehicles	151,821	153,384
Properties	12,000	11,711
Equipment	164	5,826
Accumulated amortization	(118,289)	(95,869)
(=) Net	45,696	75,052

Right of use	430,767	574,517

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

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Notes to the Quarterly Information

The table below shows the impact on the Company’s result:

Impact on the result
	June 30, 2023	June 30, 2022

Right of use amortization	(44,048)	(47,242)
Financial result – interest expense and inflation adjustment	(36,464)	(35,664)
Expenses of short-term leases with low value	(14,447)	(12,200)
Reduction of profit for the period	(94,959)	(95,106)

(g)	Performance Agreements

As of June 30, 2023, the accounting balances of the agreements in force recorded in contract asset and intangible assets were R$ 72,841 and R$ 2,453,858 (R$ 138,550 and R$ 2,126,106 as of December 31, 2022), respectively.

15	Property, plant and equipment

(a)	Statement of financial position details

	June 30, 2023				December 31, 2022
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,228	-	94,228	-	94,228	-	94,228	-
Buildings	93,056	(42,935)	50,121	2.1%	90,311	(42,343)	47,968	2.1%
Equipment	434,216	(299,242)	134,974	14.3%	412,828	(291,963)	120,865	15.3%
Transportation equipment	14,708	(10,304)	4,404	9.9%	12,578	(10,083)	2,495	9.9%
Furniture and fixtures	42,971	(15,347)	27,624	6.7%	38,528	(15,032)	23,496	6.7%
Other	60,199	(341)	59,858	5.0%	50,189	(302)	49,887	5.0%
Total	739,378	(368,169)	371,209	11.2%	698,662	(359,723)	338,939	11.2%

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Notes to the Quarterly Information

(b)	Changes

	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	2,287	459	-	(593)	50,121
Equipment	120,865	23,680	3,820	(387)	(13,004)	134,974
Transportation equipment	2,495	-	2,241	-	(332)	4,404
Furniture and fixtures	23,496	4,308	660	(54)	(786)	27,624
Other	49,887	10,011	-	-	(40)	59,858
Total	338,939	40,286	7,180	(441)	(14,755)	371,209

	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2022
Land	94,213	-	-	-	-	94,213
Buildings	45,498	829	(92)	(45)	(580)	45,610
Equipment	115,154	14,054	(2,601)	(208)	(11,392)	115,007
Transportation equipment	2,472	-	(81)	-	(289)	2,102
Furniture and fixtures	22,079	1,118	(724)	(54)	(714)	21,705
Other	11,741	6,799	95	-	(44)	18,591
Total	291,157	22,800	(3,403)	(307)	(13,019)	297,228

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Notes to the Quarterly Information

16	Borrowings and financing

Borrowings and financing outstanding balance	June 30, 2023			December 31, 2022
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	45,032	90,482	45,450	67,681	113,131
17th issue debentures	-	-	-	144,632	-	144,632
18th issue debentures	50,955	33,587	84,542	49,937	45,649	95,586
22nd issue debentures	169,113	168,726	337,839	199,901	326,433	526,334
23rd issue debentures	490,753	374,236	864,989	-	864,910	864,910
24th issue debentures	-	506,110	506,110	-	488,478	488,478
26th issue debentures	-	1,285,721	1,285,721	-	1,239,645	1,239,645
27th issue debentures	299,778	698,477	998,255	299,614	698,339	997,953
28th issue debentures	-	1,197,948	1,197,948	-	1,197,756	1,197,756
29th issue debentures	-	1,304,064	1,304,064	-	1,275,295	1,275,295
30th issue debentures	125,000	873,170	998,170	-	998,110	998,110
Brazilian Federal Savings Bank	103,412	1,532,384	1,635,796	99,767	1,422,145	1,521,912
Brazilian Development Bank - BNDES PAC	-	-	-	6,736	-	6,736
Brazilian Development Bank - BNDES PAC II 9751	7,259	19,873	27,132	7,214	23,344	30,558
Brazilian Development Bank - BNDES PAC II 9752	4,918	13,525	18,443	4,887	15,884	20,771
Brazilian Development Bank - BNDES ONDA LIMPA	27,118	20,284	47,402	26,949	33,617	60,566
Brazilian Development Bank – BNDES TIETÊ III	155,404	582,678	738,082	154,437	656,264	810,701
Brazilian Development Bank - BNDES 2015	34,019	375,627	409,646	33,807	390,127	423,934
Brazilian Development Bank - BNDES 2014	6,613	13,350	19,963	6,572	16,525	23,097
Inter-American Development Bank – IDB 2202	181,349	2,073,812	2,255,161	181,349	2,164,009	2,345,358
Inter-American Development Bank – IDB INVEST	37,340	835,388	872,728	37,340	853,725	891,065
Inter-American Development Bank – IDB Invest 2022	14,100	445,163	459,263	14,100	452,085	466,185
Inter-American Development Bank – IDB Invest 2023	14,100	455,900	470,000	-	-	-
International Finance Corporation - IFC	19,000	724,853	743,853	80,000	670,996	750,996
Leases (Concession Agreements, Program Contracts, and Contract Asset)	47,884	287,557	335,441	44,453	313,391	357,844
Leases (others)	47,783	23,084	70,867	72,109	29,265	101,374
Other	7,002	4,399	11,401	6,241	5,867	12,108
Interest and other charges	446,144	-	446,144	417,878	-	417,878
Total in local currency	2,334,494	13,894,948	16,229,442	1,933,373	14,249,540	16,182,913

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Notes to the Quarterly Information

Borrowings and financing outstanding balance	June 30, 2023			December 31, 2022
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 25,695 thousand (US$ 30,834 thousand in December 2022)	49,532	74,298	123,830	53,628	107,256	160,884
Inter-American Development Bank - IDB 4623 – US$ 101,715 thousand (US$ 74,299 thousand in December 2022)	-	467,707	467,707	-	367,441	367,441
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 90,123 thousand (US$ 78,197 thousand in December 2022)	29,299	393,022	422,321	31,722	365,648	397,370
JICA 15 – ¥ 7,490,795 thousand (¥ 8,067,010 thousand in December 2022)	38,445	211,448	249,893	45,602	273,610	319,212
JICA 18 – ¥ 6,735,040 thousand (¥ 7,253,120 thousand in December 2022)	34,566	189,985	224,551	41,001	245,865	286,866
JICA 17 – ¥ 3,608,700 thousand (¥ 3,753,048 thousand in December 2022)	9,631	109,931	119,562	11,424	136,227	147,651
JICA 19 – ¥ 25,389,252 thousand (¥ 26,296,011 thousand in December 2022)	60,499	784,896	845,395	71,761	967,124	1,038,885
IDB 1983AB – (US$ 7,692 thousand in December 2022)	-	-	-	39,962	-	39,962
Interest and other charges	22,488	-	22,488	17,487	-	17,487
Total in foreign currency	244,460	2,231,287	2,475,747	312,587	2,463,171	2,775,758

Total borrowings and financing	2,578,954	16,126,235	18,705,189	2,245,960	16,712,711	18,958,671

Exchange rates as of June 30, 2023: US$ 4.8192; ¥ 0.03336 (as of December 31, 2022: US$ 5.2177; ¥ 0.03957).

As of June 30, 2023, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

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Notes to the Quarterly Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI+ 1.44% (series 2) and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
Brazilian Federal Savings Bank	Own funds	2023/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB Invest 2022	Own funds	2036	CDI + 2.50%
Inter-American Development Bank – IDB Invest 2023	Own funds	2036	CDI + 0.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2027	5.20% to 15.39%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

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Notes to the Quarterly Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 25,695 thousand	Government	2025	4.03% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 101,715 thousand	Government	2044	6.14% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 90,123 thousand	Government	2034	5.36% and 6.46% (*)	US$
JICA 15 – ¥ 7,490,795 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 6,735,040 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,608,700 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 25,389,252 thousand	Government	2037	1.7% and 0.01%	Yen

(*) Rates comprising SOFR + contractually defined spread.

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Notes to the Quarterly Information

(i)       Payment schedule – accounting balances as of June 30, 2023

	2023	2024	2025	2026	2027	2028	2029 to 2044	TOTAL
LOCAL CURRENCY
Debentures	360,436	1,204,595	1,334,339	1,212,543	1,357,016	655,401	1,543,790	7,668,120
Brazilian Federal Savings Bank	50,923	106,589	113,242	120,311	127,810	135,646	981,275	1,635,796
BNDES	117,665	235,331	214,938	205,029	192,377	72,783	222,545	1,260,668
IDB - National	123,444	249,099	260,899	330,209	315,069	420,959	2,357,473	4,057,152
IFC	7,600	22,800	34,200	41,800	60,800	83,600	493,053	743,853
Leases (Concession Agreements, Program Contracts, and Contract Asset)	47,884	50,309	34,600	33,492	36,754	40,336	92,066	335,441
Leases (others)	37,476	17,633	10,550	4,500	708	-	-	70,867
Other	5,505	2,994	2,760	142	-	-	-	11,401
Interest and other charges	438,951	7,193	-	-	-	-	-	446,144
TOTAL IN LOCAL CURRENCY	1,189,884	1,896,543	2,005,528	1,948,026	2,090,534	1,408,725	5,690,202	16,229,442
FOREIGN CURRENCY
IDB	24,766	49,532	62,432	25,799	25,799	25,799	377,410	591,537
IBRD	14,650	29,299	29,299	29,299	29,299	29,299	261,176	422,321
JICA	71,571	143,141	143,141	143,141	143,141	143,141	652,125	1,439,401
Interest and other charges	22,488	-	-	-	-	-	-	22,488
TOTAL IN FOREIGN CURRENCY	133,475	221,972	234,872	198,239	198,239	198,239	1,290,711	2,475,747
Total	1,323,359	2,118,515	2,240,400	2,146,265	2,288,773	1,606,964	6,980,913	18,705,189

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Notes to the Quarterly Information

(II)       Changes

	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate change	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	June 30, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(1,031)	89,878	12,850	(378,829)	(380,984)	320,880	90,200	5,577	7,924,907
Brazilian Federal Savings Bank	1,526,185	-	154,222	-	12038	3,325	(59,920)	(55,702)	47,245	12,984	-	1,640,377
BNDES	1,380,993	-	-	-	6,605	1,643	(50,962)	(124,074)	40,564	9,746	130	1,264,645
IDB 2202	2,450,550	-	-	-	-	-	(165,514)	(90,674)	51,130	111,630	478	2,357,600
IDB INVEST	943,619	-	-	-	-	-	(71,521)	(18,670)	22,661	45,548	333	921,970
IFC	774,525	-	-	-	-	-	(57,794)	(7,600)	-	57,104	457	766,692
IDB INVEST 2022	469,327	-	-	-	-	-	(36,662)	(7050)	36,615	-	128	462,358
IDB INVEST 2023	-	-	470,000	-	-	-	(4,484)	-	7,626	-	-	473,142
Leases (Concession Agreements, Program Contracts, and Contract Asset)	357,844	-	-	-	-	-	(27,338)	(22,403)	27,338	-	-	335,441
Leases (others)	101,374	2,078	-	-	-	-	(9,127)	(41,711)	18,253	-	-	70,867
Other	12,130	-	3,629	-	41	-	(331)	(4,376)	344	6	-	11,443
TOTAL IN LOCAL CURRENCY	16,182,913	2,078	627,851	(1,031)	108,562	17,818	(862,482)	(753,244)	572,656	327,218	7,103	16,229,442

FOREIGN CURRENCY
IDB	532,693	-	136,523	(2,736)	(44,715)	-	(13,838)	(26,343)	17,482	-	485	599,551
IBRD	399,762	-	74,076	(1,588)	(31,751)	-	(10,061)	(16,014)	13,870	56	228	428,578
JICA	1,803,109	-	-	-	(269,255)	-	(14,725)	(84,058)	12,023	421	103	1,447,618
IDB 1983AB	40,194	-	-	-	(1,813)	-	(1,447)	(38,323)	909	311	169	-
TOTAL IN FOREIGN CURRENCY	2,775,758	-	210,599	(4,324)	(347,534)	-	(40,071)	(164,738)	44,284	788	985	2,475,747
Total	18,958,671	2,078	838,450	(5,355)	(238,972)	17,818	(902,553)	(917,982)	616,940	328,006	8,088	18,705,189

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Notes to the Quarterly Information

	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	June 30, 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(3,260)	155,490	-	(251,420)	(503,957)	239,385	124,882	5,578	8,234,666
Brazilian Federal Savings Bank	1,483,113	-	71,596	-	5,011	2,770	(58,108)	(49,170)	36,194	21,999	-	1,513,405
BNDES	1,392,844	-	-	-	1,535	1,238	(51,301)	(104,982)	26,414	24,431	129	1,290,308
IDB 2202	2,589,442	-	-	-	-	-	(108,419)	(90,674)	43,471	101,549	478	2,535,847
IDB INVEST	956,942	-	-	-	-	-	(44,803)	(16,130)	59,502	-	333	955,844
Leases (Concession Agreements, Program Contracts, and Contract Asset)	397,311	-	-	-	-	-	(27,292)	(18,636)	27,292	-	-	378,675
Leases (others)	125,969	16,550	-	-	-	-	(8,372)	(43,157)	16,745	-	-	107,735
Other	14,094	-	3,654	-	18	-	(403)	(2,702)	376	31	-	15,068
TOTAL IN LOCAL CURRENCY	14,427,683	16,550	1,075,250	(3,260)	162,054	4,008	(550,118)	(829,408)	449,379	272,892	6,518	15,031,548

FOREIGN CURRENCY
IDB	387,837	-	95,847	(3,444)	(18,922)	-	(4,398)	(28,316)	4,165	-	161	432,930
IBRD	420,881	-	2,841	(1,547)	(26,884)	61	(944)	(15,215)	886	2	167	380,248
JICA	2,401,887	-	15,546	-	(477,964)	516	(18,272)	(94,808)	12,673	2,149	103	1,841,830
IDB 1983AB	85,548	-	-	-	(5,446)	-	(1052)	(40,115)	610	294	209	40,048
TOTAL IN FOREIGN CURRENCY	3,296,153	-	114,234	(4,991)	(529,216)	577	(24,666)	(178,454)	18,334	2,445	640	2,695,056
Total	17,723,836	16,550	1,189,484	(8,251)	(367,162)	4,585	(574,784)	(1,007,862)	467,713	275,337	7,158	17,726,604

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Notes to the Quarterly Information

(a)	Main events in the six-month period ended June 30, 2023

Debentures

In the first quarter of 2023, the Company paid the final amortization of the 17th issue debentures, totaling R$ 152,157, of which R$ 145,284 in principal and R$ 6,873 in interest.

In the first quarter of 2023, the Company paid the final amortization of the 2nd series of the 22nd issue debentures, totaling R$ 214,404, of which R$ 200,000 in principal and R$ 14,404 in interest.

IDB INVEST 2023

In the second quarter of 2023, the Company raised R$ 470.0 million with the Inter-American Investment Corporation (IDB INVEST).

The proceeds from this contract will be used to partially finance the Company’s investments related to the 4th Stage of the Tietê River Cleaning Project.

The principal will be amortized in semi-annual payments in December and June, starting in December 2023 and ending in December 2036. Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 0.5% p.a.

The loan is collateralized by Société de Promotion et de Participation pour la Coopération Economique (PROPARCO). Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 2.0% p.a.

•	The covenants agreed upon for IDB INVEST 2023 are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

IDB 1983AB

In the second quarter of 2023, the Company paid the final amortization of IDB 1983AB, totaling R$ 39.7 million, of which R$ 38.3 million in principal and R$ 1.4 million in interest.

BNDES PAC 2008

In the second quarter of 2023, the Company paid the final amortization of BNDES PAC 2008, totaling R$ 1.1 million.

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Notes to the Quarterly Information

IFC 2023

In the second quarter of 2023, the Company contracted financing of R$ 1.0 billion with the International Finance Corporation (IFC), which is expected to be received by September 2023. The proceeds raised from this contract will be exclusively used to cover the costs of the New Pinheiros Project.

The principal will be amortized in semi-annual payments in October and April, starting in October 2025 and ending in April 2033. Interests mature semi-annually in October and April, starting in October 2023 and ending in April 2033, at CDI + 1.7% p.a. SABESP must also pay to IFC a commitment fee of 1% p.a. on the portion that has not been disbursed or canceled.

•	The covenants agreed upon for IFC 2023 are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets, and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

(c)	Covenants

The table below shows the more restrictive covenants as of June 30, 2023.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installment payments of debts with the electricity supplier.

As of June 30, 2023, and December 31, 2022, the Company met the requirements set forth by its borrowings and financing agreements.

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Notes to the Quarterly Information

(d)	Borrowings and financing – Credit limited

Agent	June 30, 2023
(in millions of reais (*))
Brazilian Federal Savings Bank	940
Brazilian Development Bank (BNDES)	219
Inter-American Development Bank (IDB)	956
International Bank for Reconstruction and Development (IBRD)	2,093
Other	14
TOTAL	4,222

(*) Brazilian Central Bank’s exchange rate as of June 30, 2023 (US$ 1.00 = R$ 4.8192; ¥ 1.00 = R$ 0.03336).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

17	Taxes and contributions

(a)	Current assets

	June 30, 2023	December 31, 2022
Recoverable taxes
Income tax and social contribution	221,808	206,517
Withheld income tax (IRRF) on financial investments	9,329	33,283
Other federal taxes	13,683	3,106
Total	244,820	242,906

(b)	Current liabilities

	June 30, 2023	December 31, 2022
Taxes and contributions payable
Income tax and social contribution	112,882	-
Cofins and Pasep	22,069	134,624
INSS (social security contribution)	45,371	44,515
IRRF (withholding income tax)	6,584	63,361
Others	45,792	50,961
Total	232,698	293,461

On February 08, 2023, the Federal Supreme Court (STF) unanimously decided that a final decision favorable to companies on taxes paid on a continuous base would lose its effects if the STF later rules against it.

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Notes to the Quarterly Information

The Company analyzed the matter judged in this decision, which covers Social Contribution on Net Profit, as well as other taxes that fit into the decision granted, and did not identify any impact on the Financial Statements.

18	Deferred taxes and contributions

(a)	Statement of financial position details

	June 30, 2023	December 31, 2022
Deferred income tax assets
Provisions	598,202	560,404
Pension plan obligations - G1	132,059	141,606
Donations of underlying assets on concession agreements	45,710	46,088
Allowance for doubtful accounts	217,761	199,363
Other	212,969	171,798
Total deferred tax asset	1,206,701	1,119,259

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(346,822)	(353,817)
Capitalization of borrowing costs	(471,264)	(457,669)
Profit on supply to government entities	(343,901)	(346,650)
Actuarial gain – G1 Plan	(93,561)	(93,561)
Construction margin	(41,951)	(43,323)
Borrowing costs	(11,116)	(13,517)
Total deferred tax liabilities	(1,308,615)	(1,308,537)

Deferred tax liability, net	(101,914)	(189,278)

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Notes to the Quarterly Information

(b)	Changes

Deferred income tax assets	December 31, 2022	Net change	June 30, 2023
Provisions	560,404	37,798	598,202
Pension plan obligations - G1	141,606	(9,547)	132,059
Donations of underlying assets on concession agreements	46,088	(378)	45,710
Allowance for doubtful accounts	199,363	18,398	217,761
Other	171,798	41,171	212,969
Total	1,119,259	87,442	1,206,701

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(353,817)	6,995	(346,822)
Capitalization of borrowing costs	(457,669)	(13,595)	(471,264)
Profit on supply to government entities	(346,650)	2,749	(343,901)
Actuarial gain – G1	(93,561)	-	(93561)
Construction margin	(43,323)	1,372	(41,951)
Borrowing costs	(13,517)	2,401	(11,116)
Total	(1,308,537)	(78)	(1,308,615)

Deferred tax liability, net	(189,278)	87,364	(101,914)

Deferred income tax assets	December 31, 2021	Net change	June 30, 2022
Provisions	503,374	22,939	526,313
Pension plan obligations - G1	150,577	(4,384)	146,193
Donations of underlying assets on concession agreements	47,589	(524)	47,065
Allowance for doubtful accounts	183,963	(401)	183,562
Other	127,092	(4,112)	122,980
Total	1,012,595	13,518	1,026,113

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(368,235)	7,517	(360,718)
Capitalization of borrowing costs	(404,931)	(24,432)	(429,363)
Profit on supply to government entities	(353,262)	3,749	(349,513)
Actuarial gain – G1	(109,271)	-	(109,271)
Construction margin	(46,079)	1,381	(44,698)
Borrowing costs	(14,556)	2,003	(12,553)
Total	(1,296,334)	(9,782)	(1,306,116)

Deferred tax liability, net	(283,739)	3,736	(280,003)

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Notes to the Quarterly Information

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	April to June 2023	January to June 2023	April to June 2022	January to June 2022

Profit before income taxes	1,056,834	2,189,778	589,738	2,063,940
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(359,323)	(744,525)	(200,511)	(701,740)
Tax benefit of interest on capital	44,492	44,492	32,878	32,878
Permanent differences:
Provision Law 4,819/1958 – G0 (i)	(10,158)	(20,930)	(7,013)	(14,985)
Donations	(3,406)	(4,472)	(2,505)	(4,881)
Other differences	15,304	26,612	9,871	22,785

Income tax and social contribution	(313,091)	(698,823)	(167,280)	(665,943)

Current income tax and social contribution	(402,699)	(786,187)	(180,174)	(669,679)
Deferred income tax and social contribution	89,608	87,364	12,894	3,736
Effective rate	30%	32%	28%	32%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 21 (ii) and (v).

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Notes to the Quarterly Information

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2022. The terms and payment amounts are defined based on the outcome of these lawsuits.

	June 30, 2023			December 31, 2022
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	137,309	(6,445)	130,864	151,023	(6,226)	144,797
Supplier claims (ii)	265,238	(52,301)	212,937	257,080	(53)	257,027
Other civil claims (iii)	151,467	(1,345)	150,122	99,462	(1,131)	98,331
Tax claims (iv)	93,408	(16,603)	76,805	79,532	(16,037)	63,495
Labor claims (v)	654,816	(14,345)	640,471	654,277	(13,979)	640,298
Environmental claims (vi)	457,180	(48)	457,132	406,872	(36)	406,836
Total	1,759,418	(91,087)	1,668,331	1,648,246	(37,462)	1,610,784

Current	1,019,086	-	1,019,086	924,038	-	924,038
Noncurrent	740,332	(91,087)	649,245	724,208	(37,462)	686,746

(II)	Changes

	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2023
Customer claims (i)	151,023	3,077	7,493	(22,863)	(1,421)	137,309
Supplier claims (ii)	257,080	29,476	10,223	(31,401)	(140)	265,238
Other civil claims (iii)	99,462	59,599	15,352	(10,292)	(12,654)	151,467
Tax claims (iv)	79,532	11,788	3,176	(277)	(811)	93,408
Labor claims (v)	654,277	24,654	27,181	(20,713)	(30,583)	654,816
Environmental claims (vi)	406,872	31,776	32,739	-	(14,207)	457,180
Subtotal	1,648,246	160,370	96,164	(85,546)	(59,816)	1,759,418
Escrow deposits	(37,462)	(55,112)	(1,488)	1,429	1,546	(91,087)
Total	1,610,784	105,258	94,676	(84,117)	(58,270)	1,668,331

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Notes to the Quarterly Information

	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2022
Customer claims (i)	168,258	9,664	15,952	(26,261)	(10,521)	157,092
Supplier claims (ii)	477,854	18,969	29,131	(74,768)	(211)	450,975
Other civil claims (iii)	95,601	7,996	9,427	(5,461)	(3,010)	104,553
Tax claims (iv)	57,509	13,209	5,965	(925)	(293)	75,465
Labor claims (v)	349,962	53,825	17,561	(22,322)	(23,557)	375,469
Environmental claims (vi)	331,326	19,901	33,599	(300)	(101)	384,425
Subtotal	1,480,510	123,564	111,635	(130,037)	(37,693)	1,547,979
Escrow deposits	(32,017)	(15,007)	(4,382)	8,323	2,984	(40,099)
Total	1,448,493	108,557	107,253	(121,714)	(34,709)	1,507,880

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	June 30, 2023	December 31, 2022
Customer claims (i)	207,192	200,966
Supplier claims (ii)	1,196,948	1,147,606
Other civil claims (iii)	1,167,508	1,146,048
Tax claims (iv)	2,025,286	1,869,583
Labor claims (v)	2,728,955	1,471,423
Environmental claims (vi)	3,999,812	3,302,843
Total	11,325,701	9,138,469

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

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Notes to the Quarterly Information

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium, hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)	Guarantee insurance

As of May 25, 2023, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of June 30, 2023,
R$ 597.3 million was available for use.

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Notes to the Quarterly Information

20	Labor liabilities and pension plan obligations

	June 30, 2023	December 31, 2022
Salaries and payroll charges	44,484	70,089
Provision for vacation	268,917	254,469
Provision for Christmas bonus	56,212	-
Healthcare plan (i)	73,409	70,136
Provision for profit sharing (ii)	50,052	96,227
Separation Incentive Program - PDI (iii)	400,357	-
Consent Decree (TAC)	5,666	6,114
Knowledge Retention Program (PRC)	1,243	1,469
Total	900,340	498,504

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the second quarter of 2023, the Company contributed 8.4%, on average, of gross payroll, totaling
R$ 69,305 (8.2% in the second quarter of 2022, totaling R$ 65,345).

(ii)	Profit sharing

Based on an agreement with the labor union, the Profit Sharing Program corresponds to up to one month’s salary for each employee, depending on the achievement of the goals established, from January to December, and should be paid in the subsequent year.

(iii)	Separation Incentive Program - PDI

In June 2023, the Company implemented the Separation Incentive Program (PDI or Program) to pacifically reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs.

The deadline for registrations in the Program was from June 1 to 30, 2023, and the employment terminations will occur from July 1, 2023 to June 30, 2024. The PDI received registrations from 1,862 employees.

For all Program participants, compliance with the clauses contained in the Collective Bargaining Agreement effective on the date of termination is guaranteed, and the following indemnity incentives will be granted:

a.	half of the indemnified advance notice, proportional to the service time at SABESP, equivalent to the percentage of the FGTS balance for termination purposes on the date of termination (according to the table below);

b.	indemnity incentive proportional to the service time at SABESP based on the base salary + function bonus, for each complete year of work (according to the table below); and

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Notes to the Quarterly Information

c.	health plan: starting from the subsequent month of termination, the health plan will be the responsibility of the policyholder and SABESP will reimburse the monthly fee up to an individual amount of
R$ 1,878.30/month for the policyholder and his/her spouse, for 24 consecutive and uninterrupted months. If the policyholder chooses a health plan with a monthly fee lower than the reimbursable amount, he/she will not be entitled to any difference, thus not generating any credit or balance to be offset against future installments over the course of the 24 consecutive and uninterrupted months.

Service time at SABESP (years)	% of the FGTS balance	% of the compensation for each complete year of work
> 15	20%	20%
11 - 15	12.5%	12.5%
6 - 10	5%	5%
0 - 5	2.5%	2.5%

As of June 30, 2023, R$ 529,612 was recorded due to the provision for employee indemnity incentives, of which R$ 400,357 in current liabilities and R$ 129,255 in noncurrent liabilities under “Labor Obligations”.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan obligations- Liabilities

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2022	(148,116)	(2,002,075)	(2,150,191)
(Expenses) / revenues recognized in 2023	8,768	(112,610)	(103,842)
Payments made in 2023	20,482	97,907	118,389
Pension plan obligations as of June 30, 2023	(118,866)	(2,016,778)	(2,135,644)

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2021	(129,600)	(2,192,062)	(2,321,662)
(Expenses) recognized in 2022	(5,857)	(88,476)	(94,333)
Payments made in 2022	19,376	91,296	110,672
Pension plan obligations as of June 30, 2022	(116,081)	(2,189,242)	(2,305,323)

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Notes to the Quarterly Information

(i)	G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Managed by SABESPREV, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(ii)	VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(v)	Reconciliation of expenditures with pension plan obligations

	April to June 2023	January to June 2023	April to June 2022	January to June 2022

G1 Plan (i)	(4,384)	(8,768)	2,922	5,857
G0 Plan (ii)	56,305	112,610	44,238	88,476
Sabesprev Mais Plan (iii)	7,068	13,561	6,429	12,307
VIVEST Plan (iv)	152	234	73	131
Subtotal	59,141	117,637	53,662	106,771
Capitalized	(614)	(1,378)	(823)	(1,594)
Reimbursement of additional retirement and pension benefits paid (G0)	(26,429)	(51,051)	(23,611)	(44,402)
Other	1,495	3,048	1,338	2,583
Pension plan obligations (Note 27)	33,593	68,256	30,566	63,358

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Notes to the Quarterly Information

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The balances as of June 30, 2023, and December 31, 2022, were R$ 588,456 and R$ 723,242, respectively.

23	Equity

(a)	Share capital

As of June 30, 2023, and December 31, 2022, the authorized, subscribed, and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	June 30, 2023		December 31, 2022
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	252,594,432	36.9	257,339,417	37.6
Abroad (2)	87,408,773	12.8	82,663,788	12.1

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of June 30, 2023, the common shares traded in Brazil were held by 31,477 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

(b)	Interest on capital

The Annual Shareholders' Meeting held on April 28, 2023, approved the distribution of dividends as interest on capital totaling R$ 741,301, corresponding to minimum mandatory dividends and R$ 130,857 as supplementary minimum dividends, totaling R$ 872,158, which was paid on June 26, 2023.

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Notes to the Quarterly Information

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	April to June 2023	January to June 2023	April to June 2022	January to June 2022

Profit attributable to the Company’s owners	743,743	1,490,955	422,458	1,397,997
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.08812	2.18132	0.61807	2.04532

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Notes to the Quarterly Information

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	April to June 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,192,276	1,263,234	6,455,510
Gross sales deductions	(300,973)	-	(300,973)
Net operating revenue	4,891,303	1,263,234	6,154,537
Costs, selling, general, and administrative expenses	(3,909,358)	(1,234,832)	(5,144,190)
Income from operations before other operating expenses, net and equity accounting	981,945	28,402	1,010,347
Other operating income (expenses), net			50,487
Equity accounting			10,047
Financial result, net			(14,047)
Income from operations before taxes			1,056,834
Depreciation and amortization	(670,772)	-	(670,772)

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Notes to the Quarterly Information

	January to June 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	10,101,550	2,442,768	12,544,318
Gross sales deductions	(691,412)	-	(691,412)
Net operating revenue	9,410,138	2,442,768	11,852,906
Costs, selling, general, and administrative expenses	(7,083,206)	(2,387,847)	(9,471,053)
Income from operations before other operating expenses, net and equity accounting	2,326,932	54,921	2,381,853
Other operating income (expenses), net			65,120
Equity accounting			16,381
Financial result, net			(273,576)
Income from operations before taxes			2,189,778
Depreciation and amortization	(1,327,916)	-	(1,327,916)

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Notes to the Quarterly Information

	April to June 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	4,451,472	1,154,720	5,606,192
Gross sales deductions	(340,792)	-	(340,792)
Net operating revenue	4,110,680	1,154,720	5,265,400
Costs, selling, general, and administrative expenses	(3,230,087)	(1,129,475)	(4,359,562)
Income from operations before other operating expenses, net and equity accounting	880,593	25,245	905,838
Other operating income (expenses), net			2,351
Equity accounting			5,923
Financial result, net			(324,374)
Income from operations before taxes			589,738
Depreciation and amortization	(598,165)	-	(598,165)

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Notes to the Quarterly Information

	January to June 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	8,749,692	2,042,926	10,792,618
Gross sales deductions	(656,828)	-	(656,828)
Net operating revenue	8,092,864	2,042,926	10,135,790
Costs, selling, general, and administrative expenses	(6,107,025)	(1,996,996)	(8,104,021)
Income from operations before other operating expenses, net and equity accounting	1,985,839	45,930	2,031,769
Other operating income (expenses), net			4,915
Equity accounting			11,506
Financial result, net			15,750
Income from operations before taxes			2,063,940
Depreciation and amortization	(1,187,911)	-	(1,187,911)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 13 (b) for further information.

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Notes to the Quarterly Information

26	Operating income

(a)	Revenue from sanitation services:

	April to June 2023	January to June 2023	April to June 2022	January to June 2022

Metropolitan Region of São Paulo	3,732,487	7,208,157	3,225,891	6,274,744
Regional Systems	1,459,789	2,893,393	1,225,581	2,474,948
Total	5,192,276	10,101,550	4,451,472	8,749,692

(b)    Reconciliation from gross operating income to net operating income:

	April to June 2023	January to June 2023	April to June 2022	January to June 2022

Revenue from sanitation services (i)	5,192,276	10,101,550	4,451,472	8,749,692
Construction revenue	1,263,234	2,442,768	1,154,720	2,042,926
Sales tax	(278,821)	(649,119)	(322,341)	(619,926)
Regulation, Control and Oversight Fee (TRCF)	(22,152)	(42,293)	(18,451)	(36,902)
Net revenue	6,154,537	11,852,906	5,265,400	10,135,790

(i) Includes R$ 25,734 and R$ 49,754 referring to the TRCF charged from customers from April to June and from January to June 2023 (R$ 22,573 and R$ 43,534 from April to June and from January to June 2022), respectively, referring to the municipalities regulated by ARSESP.

27	Operating costs and expenses

	April to June 2023	January to June 2023	April to June 2022	January to June 2022
Operating costs
Salaries, payroll charges, and benefits	(1,023,410)	(1,607,266)	(591,821)	(1,100,694)
Pension plan obligations	(2,185)	(3,841)	(7,489)	(14,546)
Construction costs (Note 25)	(1,234,832)	(2,387,847)	(1,129,475)	(1,996,996)
General supplies	(85,782)	(171,613)	(95,925)	(162,415)
Treatment supplies	(138,538)	(303,437)	(142,491)	(289,799)
Outsourced services	(480,652)	(916,136)	(431,808)	(797,700)
Electricity	(385,990)	(781,016)	(375,361)	(786,445)
General expenses	(239,827)	(466,995)	(206,033)	(404,659)
Depreciation and amortization	(619,459)	(1,226,247)	(551,500)	(1,095,035)
	(4,210,675)	(7,864,398)	(3,531,903)	(6,648,289)

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Notes to the Quarterly Information

	April to June 2023	January to June 2023	April to June 2022	January to June 2022
Selling expenses
Salaries, payroll charges, and benefits	(135,845)	(206,363)	(80,464)	(148,373)
Pension plan obligations	(252)	(437)	(1,010)	(1,969)
General supplies	(2,027)	(3,094)	(2,149)	(3,279)
Outsourced services	(102,617)	(211,793)	(106,353)	(190,716)
Electricity	(186)	(377)	(271)	(685)
General expenses	(27,424)	(55,050)	(26,561)	(51,688)
Depreciation and amortization	(16,886)	(33,780)	(16,717)	(33,402)
	(285,237)	(510,894)	(233,525)	(430,112)

Bad debt expense, net of recoveries (Note 9 (c))	(217,426)	(380,231)	(252,932)	(430,626)

Administrative expenses
Salaries, payroll charges, and benefits	(154,587)	(209,728)	(73,217)	(131,738)
Pension plan obligations	(31,156)	(63,978)	(22,067)	(46,843)
General supplies	(2,556)	(3,158)	(11,402)	(15,701)
Outsourced services	(59,877)	(140,144)	(61,196)	(123,029)
Electricity	(597)	(1,181)	(460)	(905)
General expenses	(128,337)	(188,348)	(124,066)	(179,453)
Depreciation and amortization	(34,427)	(67,889)	(29,948)	(59,474)
Tax expenses	(19,315)	(41,104)	(18,846)	(37,851)
	(430,852)	(715,530)	(341,202)	(594,994)

Operating costs and expenses
Salaries, payroll charges, and benefits	(1,313,842)	(2,023,357)	(745,502)	(1,380,805)
Pension plan obligations (Note 21 (v))	(33,593)	(68,256)	(30,566)	(63,358)
Construction costs (Note 25)	(1,234,832)	(2,387,847)	(1,129,475)	(1,996,996)
General supplies	(90,365)	(177,865)	(109,476)	(181,395)
Treatment supplies	(138,538)	(303,437)	(142,491)	(289,799)
Outsourced services	(643,146)	(1,268,073)	(599,357)	(1,111,445)
Electricity	(386,773)	(782,574)	(376,092)	(788,035)
General expenses	(395,588)	(710,393)	(356,660)	(635,800)
Depreciation and amortization	(670,772)	(1,327,916)	(598,165)	(1,187,911)
Tax expenses	(19,315)	(41,104)	(18,846)	(37,851)
Bad debt expense, net of recoveries (Note 9 (c))	(217,426)	(380,231)	(252,932)	(430,626)
	(5,144,190)	(9,471,053)	(4,359,562)	(8,104,021)

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Notes to the Quarterly Information

28	Financial income (expenses)

	April to June 2023	January to June 2023	April to June 2022	January to June 2022
Financial Expenses
Interest and charges on borrowings and financing – local currency	(253,960)	(527,066)	(215,789)	(405,342)
Interest and charges on borrowings and financing – foreign currency	(23,235)	(44,284)	(9,778)	(18,334)
Other financial expenses	(77,925)	(179,656)	(72,705)	(163,949)
Inflation adjustment on borrowings and financing	(38,054)	(108,562)	(91,336)	(162,054)
Other inflation adjustments	(45,404)	(95,867)	(50,790)	(99,155)
Interest and inflation adjustment on provisions	(44,351)	(89,965)	(49,328)	(93,910)
Total financial expenses	(482,929)	(1,045,400)	(489,726)	(942,744)

Financial revenue
Inflation adjustment gains	50,194	110,508	67,181	126,865
Income on financial investments	95,348	198,565	101,339	181,001
Interest income	68,787	135,347	70,920	141,604
Cofins and Pasep	(9,928)	(20,716)	(11,134)	(20,901)
Other	-	17	1	14
Total financial income	204,401	423,721	228,307	428,583

Financial income (expenses), net of exchange rate changes	(278,528)	(621,679)	(261,419)	(514,161)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	263,709	347,534	(64,814)	529,216
Exchange rate changes on assets	772	571	1,853	590
Other exchange rate changes	-	(2)	6	105
Exchange rate changes, net	264,481	348,103	(62,955)	529,911

Financial income (expenses), net	(14,047)	(273,576)	(324,374)	15,750

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Notes to the Quarterly Information

29	Other operating income (expenses), net

	April to June 2023	January to June 2023	April to June 2022	January to June 2022

Other operating income, net	58,609	78,960	13,562	23,870
Other operating expenses	(8,122)	(13,840)	(11,211)	(18,955)

Other operating income (expenses), net	50,487	65,120	2,351	4,915

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of June 30, 2023 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,297,296	1,466,094	290,952	631,110	3,685,452
Contractual obligations - Investments	3,594,002	3,746,447	2,176,953	135,496	9,652,898
Total	4,891,298	5,212,541	2,467,905	766,606	13,338,350

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Notes to the Quarterly Information

31	Supplemental cash flow information

	January to June 2023	January to June 2022

Total additions to contract assets (Note 13)	2,482,886	2,171,183
Total additions to intangible assets (Note 14 (b))	7,285	26,946

Items not affecting cash (see breakdown below)	(984,519)	(703,496)

Total additions to intangible and contract assets according to the statement of cash flows	1,505,652	1,494,633

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	345,824	279,922
Contractors payable	237,712	298,729
Performance agreements	343,984	62,365
Right of use	2,078	16,550
Construction margin (Note 25)	54,921	45,930
Total	984,519	703,496

32	Events after the reporting period

• Guidelines of SABESP’s Privatization Model

On July 31, 2023, at a meeting of the Board of the State Privatization Program (CDPED), the main guidelines of SABESP’s privatization model were discussed, and the main benefits highlighted in the first phase of the studies include (i) the addition and acceleration of investments to achieve universalization goals; and (ii) tariff reduction through the use of a portion of the proceeds generated in the transaction.

Regarding the privatization model chosen, there was an agreement to hold a public offering of shares, and the continuation of the next phase of specialized studies for a more in-depth detailing of the model chosen was approved, which is under the responsibility of the Investment Partnerships Secretariat. It was also recommended that the matter be brought back to CDPED after the conclusion of the next phase for analysis and decision regarding the next steps.

Regarding investments, the data used by the IFC were based on studies to prove the Company’s economic and financial capacity and submitted to the São Paulo State Utility Services Regulatory Agency (ARSESP) in December 2021. At the time, the required investment until 2033 for the universalization of basic sanitation services, covering 99% of the population with drinking water and 90% with sewage collection and treatment, totaled R$ 47.5 billion. This amount, updated by the IPCA and already considering investments made until 2022, currently totals R$ 56 billion.

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Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

Projections are monitored every year and disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.        CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS, AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 06/30/2023
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	100	0%	100	0%
Executive Board	1,300	0%	1,300	0%

Fiscal Council	110	0%	110	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,508,180	50.3%	343,508,180	50.3%

Outstanding Shares	340,001,689	49.7%	340,001,689	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 06/30/2022
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	-	-	-	-
Executive Board	100	0.0%	100	0.0%

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders	-	-	-	-

Total	343,506,770	50.3%	343,506,770	50.3%

Outstanding Shares	340,003,099	49.7%	340,003,099	49.7%

2.	SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 06/30/2023 (number of shares)
	Common Shares		Total
Shareholder	Number of Shares	%	Number of Shares	%
Treasury Department	343,506,664	50.3	343,506,664	50.3

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Reports and Statements / Unqualified Report on Special Review

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Report on Review of Interim Financial Information

To the Shareholders, Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended June 30, 2023, which comprises the Statement of financial position as of June 30, 2023 and the related income statement and statement of comprehensive income for the three and six months then ended and the statements of changes in equity and cash flows for the six months then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement NBC TG - 21- Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG – 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of value added

The quarterly information referred to above includes statements of value added for the period of six months ended June 30, 2023, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, August 10, 2023

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Élica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Quarterly Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended June 30, 2023.

São Paulo, August 10, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante

Engineering and Innovation Officer

Roberval Tavares de Souza

Operations and Maintenance Officer

Bruno Magalhães D'Abadia

Regulation and New Businesses Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended June 30, 2023.

São Paulo, August 10, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante

Engineering and Innovation Officer

Roberval Tavares de Souza

Operations and Maintenance Officer

Bruno Magalhães D'Abadia

Regulation and New Businesses Officer

PAGE: 87 of 87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 25, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.